UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to net revenues. References to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, are based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “Actavis Generics” are to the generic pharmaceuticals business we purchased from Allergan plc on August 2, 2016. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development, references to “S&M” are to Selling and Marketing and references to “G&A” are to General and Administrative.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$599	$988
Trade receivables	7,320	7,523
Inventories	5,132	4,954
Prepaid expenses	871	1,362
Other current assets	652	1,293
Assets held for sale	21	841

Total current assets	14,595	16,961
Deferred income taxes	773	725
Other non-current assets	1,245	1,235
Property, plant and equipment, net	8,043	8,073
Identifiable intangible assets, net	21,664	21,487
Goodwill	40,035	44,409

Total assets	$86,355	$92,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,246	$3,276
Sales reserves and allowances	7,565	7,839
Trade payables	2,278	2,157
Employee-related obligations	712	859
Accrued expenses	2,758	3,405
Other current liabilities	898	867
Liabilities held for sale	—	116

Total current liabilities	15,457	18,519
Long-term liabilities:
Deferred income taxes	5,446	5,215
Other taxes and long-term liabilities	2,038	1,639
Senior notes and loans	33,806	32,524

Total long-term liabilities	41,290	39,378

Commitments and contingencies, see note 16
Total liabilities	56,747	57,897

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; June 30, 2017 and December 31, 2016: authorized 5.0 million shares; issued 3.7 million shares	3,620	3,620
Ordinary shares of NIS 0.10 par value per share; June 30, 2017 and December 31, 2016: authorized 2,495 million shares; issued 1,123 million shares	54	54
Additional paid-in capital	23,444	23,409
Retained earnings	7,430	13,607
Accumulated other comprehensive loss	(2,400)	(3,159)
Treasury shares as of June 30, 2017 and December 31, 2016 —107 million ordinary shares and 108 million ordinary shares, respectively	(4,154)	(4,194)

	27,994	33,337

Non-controlling interests	1,614	1,656

Total equity	29,608	34,993

Total liabilities and equity	$86,355	$92,890

/s/ DR. Y. PETERBURG	/s/ M. MCCLELLAN
Dr. Y. Peterburg Interim President and Chief Executive Officer	M. McClellan Senior Vice President and Interim Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net revenues	$5,686	$5,038	$11,316	$9,848
Cost of sales	2,865	2,161	5,676	4,180

Gross profit	2,821	2,877	5,640	5,668
Research and development expenses	486	375	943	764
Selling and marketing expenses	960	952	1,931	1,791
General and administrative expenses	272	311	508	615
Impairments, restructuring and others	419	712	659	831
Legal settlements and loss contingencies	324	166	344	141
Goodwill impairment charge	6,100	—	6,100	—

Operating (loss) income	(5,740)	361	(4,845)	1,526
Financial expenses, net	238	105	445	403

Income (loss) before income taxes	(5,978)	256	(5,290)	1,123
Income taxes (benefit)	(22)	29	32	257
Share in (profits) losses of associated companies, net	14	(15)	7	(9)

Net income (loss)	(5,970)	242	(5,329)	875
Net loss attributable to non-controlling interests	—	(12)	(4)	(15)

Net income (loss) attributable to Teva	(5,970)	254	(5,325)	890

Dividends on preferred shares	65	66	130	132

Net income (loss) attributable to ordinary shareholders	$(6,035)	$188	$(5,455)	$758

Earnings (loss) per share attributable to ordinary shareholders:
Basic	$(5.94)	$0.21	$(5.37)	$0.83

Diluted	$(5.94)	$0.20	$(5.37)	$0.82

Weighted average number of shares (in millions):
Basic	1,017	914	1,016	914

Diluted	1,017	920	1,016	922

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net income (loss)	$(5,970)	$242	$(5,329)	$875
Other comprehensive income (loss), net of tax:
Currency translation adjustment	406	91	872	346
Unrealized gain (loss) from derivative financial instruments, net	(77)	(185)	(69)	(521)
Unrealized gain (loss) from available-for-sale securities, net	(17)	(66)	37	(265)
Unrealized gain (loss) on defined benefit plans	—	*	(13)	*

Total other comprehensive income (loss)	312	(160)	827	(440)

Total comprehensive income (loss)	(5,658)	82	(4,502)	435
Comprehensive income (loss) attributable to non-controlling interests	(2)	136	64	134

Comprehensive income (loss) attributable to Teva	$(5,656)	$(54)	$(4,566)	$301

*	Represents an amount less than $0.5 million

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Six months ended June 30,
	2017	2016
Operating activities:
Net income (loss)	$(5,329)	$875
Adjustments to reconcile net income (loss) to net cash provided by operations:
Goodwill impairment charge	6,100	—
Depreciation and amortization	1,057	615
Net change in operating assets and liabilities	(711)	53
Deferred income taxes – net and uncertain tax positions	(127)	(202)
Impairment of long-lived assets	159	585
Stock-based compensation	75	52
Net gain from sale of long-lived assets and investments	(65)	(21)
Other items	34	126
Venezuela impairment of net monetary assets	18	246
Research and development in process	—	10

Net cash provided by operating activities	1,211	2,339

Investing activities:
Proceeds from sales of business, investments and long-lived assets	1,485	39
Purchases of property, plant and equipment	(395)	(347)
Other investing activities	(286)	15
Purchases of investments and other assets	(14)	(37)
Acquisitions of subsidiaries, net of cash acquired	—	(2,312)

Net cash provided by (used in) investing activities	790	(2,642)

Financing activities:
Net change in short-term debt	(1,477)	758
Dividends paid on ordinary shares	(691)	(617)
Repayment of long-term loans and other long-term liabilities	(583)	(43)
Proceeds from long-term loans and other long-term liabilities	521	(2)
Dividends paid on preferred shares	(130)	(126)
Dividends paid to non-controlling interests	(38)	—
Other financing activities	(21)	(102)
Proceeds from issuance of ordinary shares, net of issuance costs	—	329
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	—	329
Proceeds from exercise of options by employees	—	20

Net cash provided by (used in) financing activities	(2,419)	546

Translation adjustment on cash and cash equivalents	29	(205)

Net change in cash and cash equivalents	(389)	38
Balance of cash and cash equivalents at beginning of period	988	6,946

Balance of cash and cash equivalents at end of period	$599	$6,984

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1 – Basis of presentation:

The accompanying unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva. These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (“SEC”). Amounts at December 31, 2016 were derived from the audited balance sheet at that date, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included. The results of operations for the six months ended June 30, 2017 include a goodwill impairment charge of $6.1 billion, and are not indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Significant accounting policies:

Recently adopted accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued guidance on goodwill impairment testing. The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Teva adopted the provisions of this update in the first quarter of 2017. The amount of goodwill impairment charge was determined in accordance with this new guidance.

In January 2017, the FASB issued guidance on the differentiation between acquisitions of assets and businesses. The new guidance dictates that, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it should be treated as an acquisition or disposal of an asset. The new guidance also requires that to be considered a business, a set of integrated activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, without regard as to whether a market participant could replace missing elements. In addition, the new guidance narrows the definition of the term “output” to make it consistent with how outputs are described in the updated revenue recognition guidance. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017 with no impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on accounting for consolidation of interests held through related parties that are under common control. The amended guidance designates the primary beneficiary of a variable interest entity (“VIE”) as the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance increased the deferred tax liabilities in the consolidated balance sheet by $31 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Recently issued accounting pronouncements, not yet adopted

In May 2017, the FASB issued guidance on changes to terms and conditions of share-based payment awards. The amendment provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial assets.

In February 2017, the FASB issued guidance on derecognition of nonfinancial assets. The amendments address the recognition of gains and losses on the transfer (i.e., sale) of nonfinancial assets to counterparties other than customers. The guidance conforms derecognition on nonfinancial assets with the model for transactions in the new revenue standard. The amendments are effective at the same time as the new revenue standard. For public entities that means annual periods beginning after December 15, 2017 and interim periods therein (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial assets.

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; and separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In February 2016, the FASB issued guidance on leases. The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The guidance will become effective for interim and annual periods beginning on January 1, 2019 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In January 2016, the FASB issued guidance which updates certain aspects of recognition, measurement, presentation and disclosure of equity investments. The guidance requires entities to recognize changes in fair value in net income rather than in accumulated other comprehensive income. The guidance will be effective for interim and annual periods beginning on January 1, 2018 (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations and various narrow scope improvements based on practical questions raised by users. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance will be effective for the fiscal periods beginning on January 1, 2018 (early adoption is permitted).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

While Teva has not yet completed its final review of the impact of the new standard, Teva does not currently anticipate a material impact on its revenue recognition practices. Teva continues to review variable consideration and potential disclosures to complete its evaluation of the impact on its consolidated financial statements. In addition, Teva continues to monitor additional changes, modifications, clarifications or interpretations which may impact its current conclusions. Teva expects to adopt the new standard using the modified retrospective approach.

NOTE 3 – Certain transactions:

a. Business transactions:

Actavis Generics and Anda acquisitions:

On August 2, 2016, Teva consummated its acquisition of Allergan plc’s (“Allergan”) worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, Teva transferred to Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. The acquisition significantly expanded Teva’s generics product portfolio and pipeline, R&D capabilities and global operations network.

On October 3, 2016, Teva consummated the acquisition of Anda Inc. (“Anda”), the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan, for cash consideration of $500 million. The purchase is a transaction related to the Actavis Generics acquisition, and as such the purchase price accounting and related disclosures were treated on a combined basis.

In July 2016, Teva completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion and maturities of between two to 30 years. The effective average interest rate of these notes is 2.32% per annum.

At the closing of the Actavis Generics acquisition, Teva borrowed $5 billion under its term loan facility with a syndicate of banks. The term facility is split into two tranches of $2.5 billion each, with the first tranche maturing in 2018 and the second tranche maturing in 2020 with payment installments each year. In addition, Teva terminated its $22 billion bridge loan credit agreement. See note 11.

Teva financed the cash consideration with the amounts mentioned above, in addition to approximately $8.1 billion from cash on hand, including from its December 2015 equity offerings and borrowings under its syndicated revolving line of credit.

Debt issuance and term loan facilities related costs of approximately $0.1 billion were incurred as part of the financing arrangements, and were capitalized under senior notes and loans in the consolidated balance sheets in 2016. Total equity issuance costs of approximately $0.2 billion related to the transaction were offset against the proceeds received from the issuances.

The following table summarizes the fair value of consideration transferred to acquire Actavis Generics and Anda:

U.S.$ in millions
Cash (1)	$33,878
Ordinary shares (2)	5,065
Contingent consideration (3)	302
Equity based compensation	25

Total fair value of consideration transferred	$39,270

(1)	As a result of a working capital true up adjustment related to the Anda acquisition, a $42 million reduction in the fair value of the consideration transferred to acquire the businesses was reflected in the first quarter of 2017. The adjustment was settled during the second quarter of 2017 and impacted the statements of cash flows accordingly.
(2)	Represents approximately 100.3 million shares at a price per share of $50.50 at August 1, 2016, which has been adjusted for a lack of marketability discount factor of 5.8%. The shares issued to Allergan were subject to transfer restrictions that generally expired as of August 2, 2017.
(3)	The contingent consideration relates to sharing of profits of one specific product currently in development. Its fair value is based on the estimated future cash outflows, utilizing the same probability assessment that was applied on the related in-process research and development (“IPR&D”).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The table below summarizes the fair value estimates of the assets acquired, liabilities assumed and resulting goodwill. As the measurement period is now closed, the amounts were finalized during the second quarter of 2017.

	U.S. $ in millions

	Preliminary values at December 31, 2016	Measurement period adjustments	Values at June 30, 2017
Cash and cash equivalents	$84	$—	$84
Trade receivables (1)	3,211	(1)	3,210
Inventories	1,670	(6)	1,664
Other current assets (2)	2,050	(24)	2,026
Property, plant and equipment	1,370	(105)	1,265
Other non-current assets	24	—	24
Identifiable intangible assets: (3)
Product rights (4)	8,640	(486)	8,154
Trade names	417	12	429
In-process research and development	5,006	611	5,617
Goodwill	24,192	961	25,153

Total assets acquired	46,664	962	47,626

Sales reserves and allowances	1,988	48	2,036
Trade payables	441	(3)	438
Employee related obligations	134	13	147
Accrued expenses (5)	920	124	1,044
Other current liabilities (6)	376	315	691
Deferred income taxes and other non-current liabilities (7)	3,493	507	4,000

Total liabilities assumed	7,352	1,004	8,356

Net assets acquired (8)	$39,312	$(42)	$39,270

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $3,319 million, of which approximately $109 million was not expected to be collected.
(2)	Other current net assets related to divestitures were approximately $1,611 million.
(3)	The fair value adjustment estimate of identifiable intangible assets is determined using the “income approach,” which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.
(4)	The estimated weighted average amortization period of the acquired product rights is 11 years.
(5)	In the ordinary course of business, Actavis Generics incurred contingent and other liabilities. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date. A liability of $607 million for litigation matters was assumed by Teva in connection with the acquisition. See note 16.
(6)	Changes in other current liabilities are mainly due to reassessment related to utilization of carryforward losses of $327 million.
(7)	Changes in deferred income taxes are mainly due to reassessment related to uncertain tax positions of approximately $297 million and changes related to re-allocation of intangibles assets to higher tax jurisdictions.
(8)	The reduction in the estimated fair value of the net assets acquired is a result of a working capital true up adjustment related to the Anda business.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Goodwill is largely attributable to expected synergies following the acquisitions, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes and was allocated to the generic medicines segment and other activities. See note 7.

Purchase price allocated to intangibles primarily represents developed products already marketed and IPR&D. Approximately $8.2 billion was allocated from the purchase price to developed products and $5.6 billion to IPR&D.

For both developed products and IPR&D, net cash flows were discounted to present values, using a range of discount rates from 6% to 13%. Other assumptions reflect stage of development, nature and timing of efforts for completion and other risks and uncertainties. Identifiable intangible assets were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach.” This uses a forecast of expected cash flows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

IPR&D represents development in process which as of the closing date, had substance, where process to date is more than insignificant but had not yet reached completeness. As it relates to this acquisition, Teva considered all products that had at least begun processing the testing to demonstrate bioequivalence but had not yet received final approval from the Food and Drug Administration (“FDA”) to be part of IPR&D. There are approximately 250 products and/or product groups included in this allocation. A probability of success factor was used to reflect inherent technological and regulatory risks.

The measurement period adjustments related to the identifiable intangible assets acquired represent the impact of updated cash flow projections on the fair value of the assets. The updated projections incorporated additional information obtained subsequent to the closing of the transaction, which included updated product and market based assumptions. The resulting reduction of amortization of product rights from the date of the acquisition’s consummation is not material to the consolidated financial statements.

The final cash consideration for the Actavis Generics acquisition is subject to certain net working capital adjustments. Following the terms of the agreement, Teva submitted an adjustment for $1.4 billion with regards to a working capital true up. The final amount of any contractual adjustment will be determined in arbitration, as provided for in the agreement, and it could be significantly lower than the amount submitted. No amount for the working capital true up has been recorded as a purchase price adjustment to date. As the measurement period is now closed, any amounts recovered in the future will be recorded as a gain in net income.

In addition to the working capital true up, there are a number of other potential recoveries of purchase price related to tax items, other contractual disputes as well as a guarantee from the former owners of one of the subsidiaries purchased from Allergan. As the purchase measurement period has now closed, consistent with the item above, any recoveries will be recorded as a gain in net income.

In order to complete the Actavis Generics acquisition, Teva was required by the U.S. Federal Trade Commission (“FTC”) and the European Commission to divest certain Actavis Generics and Teva products. On October 5, 2016, Teva entered into an agreement to sell certain assets and operations of Actavis Generics in the U.K. and Ireland. The transaction closed on January 9, 2017. Net proceeds from the sale of the assets amounted to $677 million. As a result of the devaluation of the British pound, the transactional currency, against the U.S. dollar, a capital loss of $52 million was recognized during the period in G&A expenses. The currency translation impact was reclassified to the statements of income out of accumulated other comprehensive income. See note 10.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The table below summarizes the major classes of assets and liabilities included as held for sale as of December 31, 2016:

U.S. $ in millions
Trade receivables	$59
Inventories	63
Other current assets	1
Deferred income taxes	7
Property, plant and equipment, net	36
Identifiable intangible assets, net	633

Total assets of the disposal group classified as held for sale in the consolidated balance sheets	$799

Trade payables and accrued expenses	$83
Other current liabilities	10
Other taxes and long-term liabilities	23

Total liabilities of the disposal group classified as held for sale in the consolidated balance sheets	$116

In addition, assets held for sale at December 31, 2016 include other divestitures related to the acquisition of Actavis Generics, which are not significant to Teva.

Other 2016 transactions:

During the year ended December 31, 2016, Teva entered into other transactions for aggregate cash consideration of $2.3 billion and non-cash consideration with a fair value of $1.8 billion. Goodwill recognized for these transactions is not deductible for tax purposes.

Pro forma financial information for the following transactions was not significant, individually or collectively, when compared with Teva’s financial results.

Japanese business venture

On April 1, 2016, Teva and Takeda Pharmaceutical Company Limited (“Takeda”) established Teva Takeda Yakuhin Ltd. (“Teva Takeda”), a new business venture in Japan. The business venture combined Teva’s Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with Teva’s expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines.

Teva assigned 49% in the business venture to Takeda in consideration of the contribution of its off-patented products business in Japan. The business venture was consolidated in Teva’s financial statements commencing April 1, 2016. Takeda’s interest in the business venture is accounted for under net income (loss) attributable to non-controlling interests.

The table below summarizes the fair value of the assets acquired, liabilities assumed and resulting goodwill, as finalized in the first quarter of 2017. Teva recorded net assets acquired of $1.8 billion and non-controlling interests of $1.6 billion, with the difference recorded under Teva shareholders’ equity.

U.S. $ in millions
Inventories	$134
Identifiable intangible assets:
Product and marketing rights (1)	1,491
Goodwill	698

Total assets acquired	$2,323

Deferred income taxes	498

Total liabilities assumed	498

Net assets acquired	$1,825

(1)	The weighted average amortization period of the acquired product and marketing rights is approximately 15 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In the second quarter of 2017, Teva Takeda purchased an additional portfolio of off-patent products from Takeda for approximately $255 million. This additional transaction was accounted as an asset acquisition and no goodwill was assigned to it.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized. Specifically, goodwill recorded as part of the Teva Takeda business venture is attributable to expected specific synergies and market benefits that could not be individually identified and separately recognized and was allocated to the generics segment.

Rimsa

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a pharmaceutical manufacturing and distribution company in Mexico, for $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand.

Following the closing of the acquisition, Teva identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices, at which point the Company began an assessment of the extent and cost of remediation required to return its products to the market. In September 2016, two lawsuits were filed: a pre-emptive suit by the Rimsa sellers against Teva, and Teva’s lawsuit alleging fraud and breach of contract against the Rimsa sellers. The Rimsa sellers subsequently dismissed their lawsuit, and the dismissal was approved by court order on December 20, 2016. Teva’s breach of contract claim against the Rimsa sellers remains outstanding.

During the fourth quarter of 2016, Teva completed its assessment of the implications of the identified issues on the intended synergies and integration of the acquisition, resulting in a comprehensive remediation plan and an impairment test over the goodwill acquired.

As a result of the alleged fraud, and given the required level of senior management’s attention to execute the remediation plan, Teva concluded that the rarity of the circumstances warranted the evaluation of Rimsa as a separate reporting unit. Accordingly, in 2016 goodwill resulting from the Rimsa acquisition was tested for impairment at this level, and an impairment charge of $900 million on goodwill was recorded.

Teva continues to monitor the execution of the remediation plan and related milestones. Critical to the plan are the timing and costs to remediate the facility and its product files. As all files required revalidation efforts in order to commence sales, all were classified as IPR&D. In the second quarter of 2017, Teva recorded a $43 million impairment on IPR&D related to Rimsa. If it is determined that remediation will not be completed within the expected timeframe, Teva may conclude that additional impairment is necessary.

The table below summarizes the fair value of the assets acquired and liabilities assumed and resulting goodwill, prior to any goodwill impairments. The amounts were finalized in the first quarter of 2017.

U.S. $ in millions
Current assets (1)	$97
Other non-current assets	144
Identifiable intangible assets:
In-process research and development (2)	338
Goodwill	1,933

Total assets acquired	$2,512

Current liabilities	123
Deferred taxes and other non-current liabilities	68

Total liabilities assumed	191

Net assets acquired	$2,321

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $47 million, of which $3 million was not expected to be collected.
(2)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Goodwill attributable to the acquisition following the updated valuations represents the expected benefits from Teva’s increased presence in the Mexican market and was allocated to the generics operating segment.

b. Other significant agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company’s most significant agreements of this nature are summarized below.

Otsuka

On May 12, 2017, Teva entered into a license and collaboration agreement with Otsuka Pharmaceutical Co. Ltd. (“Otsuka”), providing Otsuka with an exclusive license to conduct phase 2 and 3 clinical trials for fremanezumab in Japan and, once approved, to commercialize the product in Japan. Otsuka paid Teva an upfront payment of $50 million in consideration for the transaction. Teva may receive additional milestone payments upon filing with Japanese regulatory authorities, receipt of regulatory approval and achievement of certain revenue targets. Otsuka will also pay Teva royalties on fremanezumab sales in Japan.

AttenukineTM

In December 2016, Teva entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM with a subsidiary of Takeda. Teva received a $30 million upfront payment. The agreement stipulates additional milestone payments of up to $280 million, as well as royalties.

Ninlaro®

In November 2016, Teva entered into an agreement to sell its royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda, for a $150 million upfront payment to Teva and an additional $150 million payment based on sales during 2017. Teva was entitled to these royalties pursuant to an agreement from 2014 assigning the Ninlaro® patents to an affiliate of Takeda in consideration of milestone payments and sales royalties. In the first six months of 2017, Teva received payments in the amount of $150 million, which were recognized as revenue for the period.

Celltrion

In October 2016, Teva and Celltrion, Inc. (“Celltrion”) entered into a collaborative agreement to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. (“Regeneron”) entered into a collaborative agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. Teva and Regeneron share equally in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. Teva paid an upfront payment of $250 million to Regeneron as part of the agreement and additional milestone payments of $25 million in the second quarter of 2017.

NOTE 4 – Inventories:

Inventories consisted of the following:

	June 30,	December 31,
	2017	2016
	U.S. $ in millions
Finished products	$2,886	$2,832
Raw and packaging materials	1,436	1,385
Products in process	605	538
Materials in transit and payments on account	205	199

	$5,132	$4,954

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 5 - Property, plant and equipment:

Property, plant and equipment, net, consisted of the following:

	June 30,	December 31,
	2017	2016
	(U.S. $ in millions)
Machinery and equipment	$5,837	$5,748
Buildings	3,362	3,331
Computer equipment and other assets	1,932	1,774
Payments on account	660	634
Land (1)	455	439

	12,246	11,926
Less—accumulated depreciation	4,203	3,853

	$8,043	$8,073

(1)	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

NOTE 6 - Identifiable intangible assets:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2017	2016	2017	2016	2017	2016
	(U.S. $ in millions)
Product rights	$20,463	$18,180	$7,300	$6,460	$13,163	$11,720
Trade names	611	625	36	41	575	584
Research and development in process	7,926	9,183	—	—	7,926	9,183

Total	$29,000	$27,988	$7,336	$6,501	$21,664	$21,487

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 11 years. Amortization of intangible assets amounted to $731 million and $993 million in the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, and are recorded in earnings, as relevant, under cost of sales and selling and marketing expenses, depending on the nature of the asset.

In conjunction with Teva’s review of goodwill impairment, the Company also assessed whether the carrying amount of any of the tangible or definite and indefinite-lived intangible assets of its U.S. generics reporting unit were recoverable. As a result of the assessment, Teva determined that there were no tangible or definite and indefinite-lived intangible assets within the reporting unit that were impaired. See note 7.

Impairment of identifiable intangible assets amounted to $54 million and $589 million in the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, and are recorded in earnings under impairments, restructuring and others. See note 14.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

An amount of $1.3 billion was reclassified from research and development in process to product rights in connection with Austedo®, upon receipt of regulatory approval in the second quarter of 2017.

NOTE 7 - Goodwill:

The changes in the carrying amount of goodwill for the period ended June 30, 2017 were as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2017	$32,863	$9,323	$2,223	$44,409

Changes during the period:
Goodwill impairment	(6,100)	—	—	(6,100)
Goodwill adjustments (1)	1,490	—	(560)	930
Goodwill disposed	(7)	(24)	—	(31)
Translation differences	713	92	22	827

Balance as of June 30, 2017	$28,959	$9,391	$1,685	$40,035

(1)	Due to Actavis Generics and Rimsa measurement period adjustments. See note 3.

As a result of the acquisition of Actavis Generics, Teva conducted an analysis of its business segments, which led to a change to Teva’s segment reporting and goodwill assignment in the fourth quarter of 2016. Teva reallocated goodwill to its adjusted reporting units using a relative fair value approach.

During the second quarter of 2017, Teva identified certain developments in the U.S. market, which negatively impacted Teva’s outlook for its U.S. generics business. These developments included: (i) additional pricing pressure in the U.S. market as a result of customer consolidation into larger buying groups to extract further price reductions; (ii) accelerated FDA approval of additional generic versions of off-patent medicines, resulting in increased competition for these products; and (iii) delays in new launches of certain of Teva’s generic products. These developments caused Teva to revisit its assumptions supporting the cash flow projections for its U.S. generics reporting unit, including: (i) expected price erosion and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the terminal growth rate of its U.S. generics reporting unit.

Teva determined the fair value of the reporting units using a weighting of fair values derived from the income approach. The income approach is a forward-looking approach to estimating fair value and utilizes the 2017 remaining year forecast, projections for growth off that base with an associated price erosion as well as terminal growth rate. Within the income approach, the method that was used is the discounted cash flow method. Teva started with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on Teva’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with country-specific characteristics.

Based on the revised discounted cash flows analysis, Teva recorded a goodwill impairment charge of $6.1 billion related to its U.S. generics reporting unit in the second quarter of 2017. The remaining goodwill allocated to this reporting unit amounts to $15.5 billion as of June 30, 2017.

In determining the discounted cash flow of Teva’s U.S. generics reporting unit, Teva used the following key assumptions: Teva expects revenue and operating profits to continue to decline in the next two years, as its ability to successfully launch new generic products is not expected to offset or exceed the price and volume erosion for its existing portfolio prior to 2020, following which time, in 2020 and 2021, Teva expects to return to moderate growth. Teva assumes a terminal growth rate of 2% for the coming years, in line with recent general outlook for U.S. generics. The resulting cash flow amounts were discounted at a rate of 6.8%, which Teva uses for most of its worldwide operations. If Teva holds all other assumptions constant, a reduction in the terminal value growth rate by 0.1% or an increase in discount rate by 0.1% would each result in an additional impairment of approximately $450 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva did not identify developments with respect to other reporting units in the second quarter of 2017 that would trigger a potential impairment of goodwill allocated to these reporting units. However, following the 2016 goodwill impairment, the carrying value of the Rimsa reporting unit equals its fair value. The remaining goodwill allocated to this reporting unit is approximately $1 billion as of June 30, 2017. See note 3 for further discussion. In addition, with regards to Teva’s other activities, which are comprised of its distribution and medical device businesses, a hypothetical decrease in the fair value of approximately 6% could trigger a potential impairment of its goodwill.

For Teva’s other reporting units, the percentage difference between estimated fair value and estimated carrying value ranged between 34% for Teva’s European generics reporting unit and 106% for the specialty reporting unit. In determining the fair value of Teva’s reporting units, it used a discounted cash flow analysis and applied the following key assumptions: expected revenue growth and operating profit margins including an estimate for price erosion and discount rate, among others. If any of these expectations were to vary materially from Teva’s assumptions, Teva could face impairment of goodwill allocated to these reporting units in the future.

For all of Teva’s business units a new Chief Executive Officer may make changes to any of the current strategies, which may affect the assumptions. Any change in key assumptions may potentially result in additional impairment charges on goodwill.

NOTE 8 – Earnings (loss) per share:

Basic earnings and loss per share are computed by dividing net results attributable to Teva’s ordinary shareholders by the weighted average number of ordinary shares outstanding (including fully vested restricted share units (“RSUs”)) during the period, net of treasury shares.

In computing diluted earnings per share for the three and six months ended June 30, 2016, basic earnings per share were adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, using the treasury stock method.

Additionally, for the three and six months ended June 30, 2016, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59.4 million and 59.2 million weighted average shares, respectively and the accrued dividend to preferred shares amounting to $66 million and $132 million, respectively, since they had an anti-dilutive effect on earnings per share.

In computing loss per share for the three and six months ended June 30, 2017, no account was taken of the potential dilution of the assumed exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

Additionally, for the three and six months ended June 30, 2017, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $65 million and $130 million, respectively, since they had an anti-dilutive effect on loss per share.

NOTE 9 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors, when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title, risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, as well as other promotional items, such as shelf stock adjustments, are included in sales reserves and allowances (“SR&A”) under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	June 30,	December 31,
	2017	2016
	U.S. $ in millions
Rebates	$2,998	$3,482
Medicaid	1,925	1,729
Chargebacks	1,610	1,584
Returns	820	844
Other	212	200

	$7,565	$7,839

NOTE 10 – Equity:

Accumulated other comprehensive income (loss)

The components of, and changes within, accumulated other comprehensive income (loss) attributable to Teva are presented in the table below:

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available- for-sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
	U.S. $ in millions
Balance as of December 31, 2016	$(2,769)	$(7)	$(302)	$(81)	$(3,159)

Other comprehensive income (loss) before reclassifications	856	76	(82)	(9)	841
Amounts reclassified to the statements of income	(52)	(44)	13	1	(82)

Net other comprehensive income (loss) before tax	804	32	(69)	(8)	759
Corresponding income tax	—	5	—	(5)	—

Net other comprehensive income (loss) after tax*	804	37	(69)	(13)	759

Balance as of June 30, 2017	$(1,965)	$30	$(371)	$(94)	$(2,400)

*	Amounts do not include foreign currency translation adjustments attributable to non-controlling interests of $68 million gain.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available- for-sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
Balance as of December 31, 2015	$(2,384)	$312	$175	$(58)	$(1,955)

Other comprehensive income (loss) before reclassifications	227	(364)	(523)	*	(660)
Amounts reclassified to the statements of income	3	98	2	*	103

Net other comprehensive income (loss) before tax	230	(266)	(521)	*	(557)
Corresponding income tax	(33)	1	—	*	(32)

Net other comprehensive income (loss) after tax**	197	(265)	(521)	*	(589)

Balance as of June 30, 2016	$(2,187)	$47	$(346)	$(58)	$(2,544)

*	Represent an amount less than $0.5 million
**	Amounts do not include foreign currency translation adjustments attributable to non-controlling interests of $149 million gain.

NOTE 11—Debt obligations:

a. Short-term debt:

	Weighted average interest rate as of June 30, 2017	Maturity		June 30, 2017	December 31, 2016

				(U.S. $ in millions)
Term loan JPY 28.3 billion	JPY LIBOR+0.25%	2018		$252	$—
Bank facilities	2.24%	2017		115	15
Term Loan JPY 6.7 billion	JPY LIBOR+0.4%	2018		60	—
Revolving credit facility	LIBOR+1.125%	2017		40	1,240
Convertible debentures	0.25%	2026	*	514	514
Term loan JPY 8.0 billion	JPY LIBOR+0.223%	2017		—	68
Term loan GBP 510 million	GBP LIBOR+0.7%	2017		—	629
Current maturities of long-term liabilities				265	810

Total short term debt				$1,246	$3,276

*	Net-share settlement feature exercisable at any time.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

b. Senior notes and loans:

Long-term debt includes the following:

	Weighted average interest rate as of June 30, 2017	Maturity	June 30, 2017	December 31, 2016
			(U.S. $ in millions)
Senior notes EUR 1,750 million	0.38%	2020	$1,997	$1,834
Senior notes EUR 1,500 million	1.13%	2024	1,704	1,566
Senior notes EUR 1,300 million	1.25%	2023	1,477	1,357
Senior notes EUR 1,000 million	2.88%	2019	1,143	1,050
Senior notes EUR 750 million	1.63%	2028	849	780
Senior notes EUR 700 million	1.88%	2027	798	733
Senior notes USD 3,500 million	3.15%	2026	3,491	3,491
Senior notes USD 3,000 million	2.20%	2021	2,996	2,995
Senior notes USD 3,000 million	2.80%	2023	2,991	2,991
Senior notes USD 2,000 million	1.70%	2019	2,000	2,000
Senior notes USD 2,000 million	4.10%	2046	1,984	1,984
Senior notes USD 1,500 million	1.40%	2018	1,499	1,498
Senior notes USD 844 million	2.95%	2022	866	868
Senior notes USD 789 million	6.15%	2036	781	781
Senior notes USD 700 million	2.25%	2020	700	700
Senior notes USD 613 million	3.65%	2021	625	626
Senior notes USD 588 million	3.65%	2021	587	587
Senior notes CHF 450 million	1.50%	2018	471	442
Senior notes CHF 350 million	0.50%	2022	367	344
Senior notes CHF 350 million	1.00%	2025	367	345
Senior notes CHF 300 million	0.13%	2018	314	295
Fair value hedge accounting adjustments			3	(2)

Total senior notes			28,010	27,265
Term loan USD 2.5 billion	LIBOR +1.125%	2018	2,500	2,500
Term loan USD 2.5 billion	LIBOR +1.25%	2017-2020	2,500	2,500
Term loan JPY 65 billion	0.99%	2017	—	560
Term loan JPY 58.5 billion	JPY LIBOR+0.55%	2022	521	—
Term loan JPY 35 billion	1.42%	2019	312	299
Term loan JPY 35 billion	JPY LIBOR +0.3%	2018	312	299

Total loans			6,145	6,158
Debentures USD 15 million	7.20%	2018	15	15
Other	2.13%	2026	6	9

Total debentures and others			21	24

Less current maturities			(265)	(810)
Derivative instruments			—	2
Less debt issuance costs			(105)	(115)

Total long-term debt			$33,806	$32,524

NOTE 12 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, investment in securities, current and non-current receivables, short-term debt, current and non-current payables, contingent consideration, senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables and payables approximates their carrying value. The fair value of term loans and bank facilities mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

a. Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of June 30, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described above:

	June 30, 2017
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$5	$—	$—	$5
Cash deposits and other	594	—	—	594
Investment in securities:
Equity securities	185	—	—	185
Structured investment vehicles	—	93	—	93
Other, mainly debt securities	14	—	18	32
Derivatives:
Asset derivatives - options and forward contracts	—	17	—	17
Asset derivatives - interest rate and cross currency swaps	—	60	—	60
Liabilities derivatives - options and forward contracts	—	(21)	—	(21)
Liabilities derivatives - cross currency swaps	—	(45)	—	(45)
Contingent consideration*	—	—	(918)	(918)

Total	$798	$104	$(900)	$2

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$24	$—	$—	$24
Cash deposits and other	964	—	—	964
Investment in securities:
Equity securities	842	—	—	842
Structured investment vehicles	—	89	—	89
Other, mainly debt securities	14	—	17	31
Derivatives:
Asset derivatives - options and forward contracts	—	10	—	10
Asset derivatives - cross-currency swaps	—	88	—	88
Liability derivatives - options and forward contracts	—	(17)	—	(17)
Liability derivatives - interest rate swaps	—	(2)	—	(2)
Contingent consideration*	—	—	(828)	(828)

Total	$1,844	$168	$(811)	$1,201

*	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	Six months ended June 30, 2017	Year ended December 31, 2016
	U.S. $ in millions
Fair value at the beginning of the period	$(811)	$(811)
Investment in debt securities	—	16
Translation differences	(17)	18
Additional contingent consideration resulting from:
Actavis Generics transaction	—	(302)
Adjustments to provisions for contingent consideration:
Actavis Generics transaction	(22)	—
Labrys transaction	(36)	(6)
Eagle transaction	(102)	(179)
MicroDose transaction	—	(8)
Cephalon transaction	(1)	(12)
Nupathe transaction	—	122
Settlement of contingent consideration:
Labrys transaction	1	25
Eagle transaction	88	115
Cephalon transaction	—	205
Gecko transaction	—	6

Fair value at the end of the period	$(900)	$(811)

b. Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value mostly consist of senior notes and convertible senior debentures and are presented in the table below in terms of fair value:

	Estimated fair value*
	June 30,	December 31,
	2017	2016
	U.S. $ in millions
Senior notes included under long-term liabilities	$27,688	$26,456
Senior notes and convertible senior debentures included under short-term debt	554	569

Total	$28,242	$27,025

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

c. Investment in securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the table below:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
June 30, 2017	$315	$282	$59	$26
December 31, 2016	$986	$985	$44	$43

NOTE 13 – Derivative instruments and hedging activities:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	June 30,	December 31,
	2017	2016
	U.S. $ in millions
Cross-currency swap - cash flow hedge	$588	$588
Cross-currency swap - net investment hedge	1,000	—
Interest rate swap - fair value hedge	500	500

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Reported under	U.S. $ in millions
Asset derivatives:
Other current assets:
Option and forward contracts	$—	$—	$17	$10
Other non-current assets:
Cross-currency swaps - cash flow hedge	57	88	—	—
Interest rate swaps - fair value hedge	3	—	—	—
Liability derivatives:
Other current liabilities:
Option and forward contracts	—	—	(21)	(17)
Other taxes and long-term liabilities:
Cross-currency swaps - net investment hedge	(45)
Senior notes and loans:
Interest rate swaps - fair value hedge	—	(2)	—	—

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Notes to Consolidated Financial Statements – (Continued)

Derivatives on foreign exchange contracts mainly hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $58 million and $19 million were recognized under financial expenses, net for the six months ended June 30, 2017 and 2016, respectively, and losses of $11 million and $33 million were recognized under financial expenses, net for the three months ended June 30, 2017 and 2016, respectively. Such losses offset the revaluation of the balance sheet items which are also recorded under financial expenses, net.

With respect to the interest rate and cross-currency swap agreements, gains of $3 million and $9 million were recognized under financial expenses, net for the six months ended June 30, 2017 and 2016, respectively, and gains of $2 million and $4 million were recognized under financial expenses, net for the three months ended June 30, 2017 and 2016, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

Commencing in the third quarter of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition).

Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. In July 2016, Teva terminated the remaining forward starting interest rate swaps and treasury lock agreements. The termination of these transactions resulted in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount was settled in January 2017. The change in fair value of these instruments recorded as part of other comprehensive income will be amortized under financial expenses, net over the life of the debt.

With respect to the forward starting interest rate swaps and treasury lock agreements, losses of $13 million were recognized under financial expenses, net for the six months ended June 30, 2017 and losses of $6 million were recognized under financial expenses, net for the three months ended June 30, 2017. Such losses mainly reflect the differences between the hedged interest rate and the actual interest rate on the U.S. dollar debt issuance date in July 2016.

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to certain senior notes. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments recorded under senior notes and loans, will be amortized under financial expenses, net over the life of the debt. With respect to these terminated interest rate swap agreements, gains of $3 million were recognized under financial expenses, net for the six months ended June 30, 2017 and gains of $1 million were recognized under financial expenses, net for the three months ended June 30, 2017.

In the fourth quarter of 2016, Teva entered into an interest rate swap agreement designated as fair value hedge relating to its 2.8% senior notes due 2023 with respect to $500 million notional amount of outstanding debt.

In each of the first and second quarters of 2017, Teva entered into a cross currency swap agreement maturing in 2020 with a notional amount of $500 million. These cross currency swaps were designated as a net investment hedge of Teva’s euro denominated net assets, in order to reduce the risk of adverse exchange rate fluctuations. The effective portion of the hedge will be determined by looking into changes in spot exchange rate. The change in fair value of the cross currency swap attributable to changes other than those due to fluctuations in the spot exchange rate are excluded from the assessment of hedge effectiveness and are reported directly in the statement of income. With respect to these cross currency swap agreements, gains of $4 million were recognized under financial expenses, net for the six months ended June 30, 2017 and for the three months ended June 30, 2017.

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Notes to Consolidated Financial Statements – (Continued)

Venezuela

Our operations in Venezuela are increasingly challenged due to instability there. Teva adjusted the exchange rates that it uses for the Venezuelan bolivar twice during 2016. In February 2017 and again in May 2017, Teva further updated the applicable exchange rate to 380 and 640 bolivar per dollar, respectively. Teva is exposed to a potential impairment of its net monetary balance sheet items in Venezuela as it continues to adjust the exchange rate that it uses. As of June 30, 2017, Teva’s net monetary balance sheet items amounted to approximately negative $24 million, including approximately $17 million in cash. In addition, remittance of cash outside of Venezuela is limited. Teva is also exposed to a potential negative impact on its revenues and profits in Venezuela, including due to capital controls and the difficulty of maintaining inventory for sale.

Teva continues to assess the effectiveness of its control over its operations in Venezuela, based on the country’s political and economic conditions, which may impact Teva’s ability to manage its Venezuelan business. Teva continues to monitor its effective control of this business and may deconsolidate it from its financial statements if control is deemed to have been lost.

NOTE 14 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions
Restructuring expenses	$98	$20	$228	$39
Integration expenses	25	28	48	41
Contingent consideration	140	—	161	51
Impairments of long-lived assets	145	572	156	585
Capital loss from currency translation	—	—	52	—
Acquisition expenses	8	34	8	58
Other	3	58	6	57

Total	$419	$712	$659	$831

Restructuring expenses of $98 million were incurred in the second quarter of 2017, following the integration of Actavis Generics and other efficiency measures. Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Following FDA actions in 2016, Teva voluntarily discontinued all manufacturing activities at its facility in Godollo, Hungary, in order to assess and remediate quality concerns and in the second quarter of 2017, Teva decided to divest or close this facility. Teva recorded an impairment of $80 million during the fourth quarter of 2016 and an additional impairment of $68 million in the second quarter of 2017 with respect to this site. Property, plant and equipment balances for this site as of June 30, 2017 amounted to approximately $18 million.

Following an FDA audit of Teva’s active pharmaceutical ingredient (“API”) production facility in China in September 2016, Teva received a warning letter from the FDA in April 2017. Teva is in the process of undertaking corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns. A response has been sent to the FDA.

NOTE 15 – Legal settlements and loss contingencies:

Legal settlements and loss contingencies for the six months ended June 30, 2017 amounted to $344 million, compared to $141 million for the six months ended June 30, 2016. As of June 30, 2017 and December 31, 2016, an accrued amount for legal settlements and loss contingencies of $1.2 billion and $1.5 billion, respectively, was recorded in other current liabilities.

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Notes to Consolidated Financial Statements – (Continued)

NOTE 16 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva generally believes that it has meritorious defenses to the actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of the cases described below, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Among other things, Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. Except as otherwise noted, all third party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva, which could be material to its results of operations and cash flows in a given period.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva’s generic product. The amount of lost profits would generally be based on the lost sales of the branded product. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

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Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2012, Endo International (“Endo”) sued Actavis Inc. and Actavis South Atlantic LLC (collectively “Actavis”), subsidiaries of Teva, in New York federal court for infringement of patents expiring in 2023. The lawsuit followed the launch by Actavis of its 7.5 mg and 15 mg oxymorphone extended-release tablets, which were the AB-rated generic versions of the original formulation of Endo’s Opana® ER. According to Endo’s annual report, Opana® ER had net sales of approximately $299 million for the twelve months ended December 31, 2012. In September 2013, Actavis launched additional strengths of its product. In August 2015, the court found two Endo patents valid and infringed, and on April 29, 2016, enjoined Actavis from selling its oxymorphone ER products. Actavis has appealed these rulings. In addition, in November 2014, Endo and Mallinckrodt sued Actavis in Delaware federal court, alleging that sales of the Actavis oxymorphone ER products infringe another patent that expires in 2029, which Endo had licensed from Mallinckrodt. Trial in that case took place in February 2017. Were Endo ultimately to be successful in its allegations of patent infringement, Actavis could be required to pay damages relating to past sales of its oxymorphone ER products and continue to be enjoined from future sales until patent expiration. The amount of damages, if any, would be determined in a separate trial that would be scheduled after resolution of the pending appeal. A provision has been included in the financial statements for this matter.

In July 2014, GlaxoSmithKline (“GSK”) sued Teva in Delaware federal court for infringement of a patent expiring in June 2015 directed to using carvedilol in a specified manner to decrease the risk of mortality in patients with congestive heart failure. Teva and eight other generic producers began selling their carvedilol tablets (the generic version of GSK’s Coreg®) in September 2007. Teva vigorously disputed GSK’s claims on the merits and also disputed the amount and nature of GSK’s alleged damages. A seven-day jury trial began on June 12, 2017. On June 20, 2017, the jury returned a verdict in GSK’s favor finding Teva liable for induced infringement, including willful infringement, and assessing damages of $235.5 million, not including pre- or post-judgment interest. Teva expects to file post-trial motions for judgment as a matter of law that will ask the judge to overturn the jury verdict on inducement, invalidity, and the award of lost profits damages, and Teva expects that GSK will file post-trial motions asking the court to increase the damages amount in light of the willful infringement finding and to set the interest rate(s) to be applied to the total damages amount. At a later date, a separate bench trial will be held by the court to address Teva’s legal and equitable defenses, which could either bar or limit GSK’s claims and damages. Depending on that outcome, Teva may decide to appeal. Even if Teva is found liable for infringement, Teva would be permitted to continue selling its carvedilol products as the patent-in-suit has expired. A provision has been included in the financial statements for this matter.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by its product liability insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

Teva and/or its subsidiaries, including Watson Laboratories, Inc. (“Watson”) and Actavis Elizabeth LLC (“Actavis Elizabeth”), have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). The vast majority of the lawsuits are pending in mass tort proceedings in state court in California, Pennsylvania and New Jersey. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia,

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and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. Teva expects to be dismissed from at least some of the cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed this dismissal. On August 22, 2016, following Teva’s appeal of the decision, the New Jersey Supreme Court affirmed with respect to the failure to update claims. On November 21, 2016, Teva filed a petition for a writ of certiorari with the United States Supreme Court, which was denied on April 3, 2017.

In October 2015, Actavis Elizabeth reached an agreement in principle to resolve the vast majority of the cases pending against it. In January 2017, Teva and/or its other subsidiaries involved in the litigation also reached an agreement in principle to resolve the vast majority of the cases pending against them, subject to participation by a certain percentage of plaintiffs. A provision has been included in the financial statements for these matters. One of the plaintiffs who is not participating in the settlement has a trial date in October 2017 in Grays Harbor County, Washington.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire.

Teva and its subsidiaries have increasingly been named as defendants in cases that allege antitrust violations arising from such settlement agreements. The plaintiffs in these cases, which are usually direct and indirect purchasers of pharmaceutical products, and often assert claims on behalf of classes of all direct and indirect purchasers, typically allege that (1) Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) significant savings could have been realized if there had been no settlement agreement and generic competition had commenced earlier. These class action cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been and disgorgement of profits, which are automatically trebled under the relevant statutes, plus attorneys’ fees and costs. The alleged damages generally depend on the size of the branded market and the length of the alleged delay, and can be substantial – potentially measured in multiples of the annual brand sales – particularly where the alleged delays are lengthy or branded drugs with annual sales in the billions of dollars are involved.

Teva believes that its settlement agreements are lawful and serve to increase competition, and has defended them vigorously. In Teva’s experience to date, these cases have typically settled for a fraction of the high end of the damages sought, although there can be no assurance that such outcomes will continue.

In June 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test has resulted in increased scrutiny of Teva’s patent settlements, additional action by the FTC and state and local authorities, and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the U.S. District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they

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Notes to Consolidated Financial Statements – (Continued)

had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations were made in other complaints, including those filed on behalf of a proposed class of end payors of Provigil® (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the “Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action. However, one of the end payors, United Healthcare Services, took the position that it is not bound by the settlement that was agreed to on its behalf and brought a separate action in Minnesota federal court, which has been transferred to the U.S. District Court for the Eastern District of Pennsylvania, where Teva has also filed suit to enforce the settlement.

Additionally, Cephalon and Teva have reached a settlement with 48 state attorneys general, which was approved by the court on November 7, 2016. Certain other claimants, including the State of California, have given notices of potential claims related to these settlement agreements. Teva has produced documents in response to two subpoenas issued by the California Attorney General’s office as part of its ongoing investigation of generic competition to Provigil®.

In May 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. The settlement fund does not cover any judgments or settlements outside the United States.

Following an investigation initiated by the European Commission in April 2011 regarding a modafinil patent settlement in Europe, the Commission issued a Statement of Objections in July 2017 against both Cephalon and Teva alleging that the 2005 settlement agreement between the parties had the object and effect of hindering the entry of generic modafinil. Teva will submit its defense in writing and will also have the right to request an oral hearing before the Commission makes its final decision. The sales of modafinil in the European Economic Area during the last full year of the alleged infringement amounted to EUR 46.5 million.

In January 2009, the FTC and the State of California filed a lawsuit in California federal court alleging that a September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”) relating to AndroGel® 1% (testosterone gel) violated the antitrust laws. Additional lawsuits alleging similar claims were later filed by private plaintiffs (including plaintiffs purporting to represent classes of similarly situated claimants as well as direct purchaser plaintiffs filing separately), and the various actions were consolidated in a multidistrict litigation in Georgia federal court. Discovery remains ongoing in both the multidistrict and FTC litigations. Annual sales of AndroGel® 1% at the time of the settlement were approximately $350 million, and annual sales of the AndroGel franchise (AndroGel® 1% and AndroGel® 1.62%) were approximately $140 million and $1.05 billion, respectively, at the time Actavis launched its generic version of AndroGel® 1% in November 2015.

Teva subsidiaries Barr Laboratories, Inc. (“Barr”) and The Rugby Group (“Rugby”) were sued in actions in California, Kansas and Florida state courts by plaintiffs alleging that a January 1997 patent litigation settlement agreement between Barr, Rugby (then a subsidiary of Sanofi Aventis) and Bayer Corporation concerning the antibiotic ciprofloxacin was anticompetitive and violated state antitrust and consumer protection laws. In addition, Rugby is also named as a defendant in a Tennessee action. All of the litigation relating to such patent litigation settlement agreement have either settled or are inactive. In the California case, the trial court granted defendants’ summary judgment motions, and in May 2015, the California Supreme Court reversed and remanded the case to the trial court for a rule of reason inquiry. On January 18, 2017, Barr agreed to settle with plaintiffs for $225 million and a provision has been included in the financial statements. On April 21, 2017, the court granted final approval of the settlement. Two class members who have objected to the settlement have filed an appeal of the court’s ruling granting final approval.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect

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Notes to Consolidated Financial Statements – (Continued)

purchasers and by certain chain pharmacies in the United States District Court for the District of New Jersey. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In October 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs appealed, and oral argument before the Third Circuit for the merits of the appeal was heard on May 19, 2017. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the court dismissed the case. In January 2014, the court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal. In June 2015, the Third Circuit reversed and remanded for further proceedings. On February 19, 2016, Teva and GSK filed a petition for a writ of certiorari in the United States Supreme Court, which was denied on November 7, 2016. In the meantime, litigation resumed before the district court. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Throughout 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. In October 2016, the District Attorney for Orange County, California, filed a similar complaint, which has since been amended, in California state court alleging violations of state law. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

In November 2013, a putative class action was filed in Pennsylvania federal court against Actavis, Inc. and certain of its affiliates, alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals Inc. relating to Lidoderm® (lidocaine transdermal patches) violated the antitrust laws. Additional lawsuits containing similar allegations followed on behalf of other classes of putative direct purchaser and end-payer plaintiffs, and the cases have been consolidated as a multidistrict litigation in federal court in California. Defendants moved to dismiss, and in November 2014, the court granted the motions in part but denied them with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed amended consolidated complaints in December 2014, and additional complaints have followed from retailers acting in their individual capacities. On February 21, 2017, the court granted both the indirect purchaser plaintiffs’ and the direct purchaser plaintiffs’ motions for class certification. Discovery in these cases is now closed. On June 30, 2017, plaintiffs moved for partial summary judgment and defendants moved for summary judgment or, in the alternative, partial summary judgment; defendants filed an additional motion for partial summary judgment on July 14, 2017. All summary judgment motions are scheduled to be fully briefed by August 25, 2017. The FTC has also filed suit to challenge the Lidoderm® settlement, initially bringing antitrust claims against Watson, Endo, and Allergan in Pennsylvania federal court in March 2016. The FTC voluntarily dismissed those claims in October 2016, but in January 2017, it re-filed the claims, along with a stipulated order for permanent injunction, to settle its claims against Endo, in the same California federal court in which the private multidistrict litigation referenced above, is pending. On February 3, 2017, the State of California filed a complaint against Allergan and Watson, and that complaint has also been assigned to the California court presiding over the multidistrict litigation. After the FTC dismissed its claims in Pennsylvania, but before it re-filed them in California, Watson and Allergan filed suit against the FTC in the same Pennsylvania federal court where the agency had initially brought its lawsuit, seeking a declaratory judgment that the FTC’s claims are not authorized by statute, or, in the alternative, that the FTC does not have statutory authority to pursue a disgorgement remedy. That declaratory judgment action remains pending, and on March 28, 2017, the court in California stayed the FTC’s claims against Allergan and Watson pending there, and also ordered the State of California to stipulate to a stay of its claims against Allergan and Watson, pending the outcome of the declaratory judgment action in Pennsylvania. Annual sales of Lidoderm® at the time of the settlement were approximately $1.2 billion, and were approximately $1.4 billion at the time Actavis launched its generic version in September 2013.

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Since November 2013, numerous lawsuits have been filed in various federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the U.S. District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied in March 2015. On April 11, 2017, the Orange County District Attorney filed a complaint for violations of California’s Unfair Competition Law based on the Aggrenox® patent litigation settlement. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement and approximately $455 million at the time generic competition began in July 2015. The Company has reached a settlement in principle with the putative class of direct purchasers. A provision has been included in the financial statements for this matter.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTO plus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. The motions to dismiss with respect to the end payor lawsuits against all defendants were granted in September 2015. In October 2015, the end payors filed a notice of appeal of this ruling, and on March 22, 2016, a stipulation was filed dismissing Teva and the other generic defendants from the appeal. On February 8, 2017, the Court of Appeals for the Second Circuit affirmed the dismissal in part and vacated and remanded the dismissal in part with respect to the claims against Takeda. The direct purchasers’ case was stayed pending resolution of the appeal in the end payor matter, and they have amended their complaint for a second time after the Second Circuit’s decision. Defendants had moved to dismiss the direct purchasers’ original complaint and supplemental briefing on that motion based on the new allegations in the amended complaint was completed on June 16, 2017. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTO plus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTO plus Met® were approximately $430 million.

In June 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs in the Massachusetts Action for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions were stayed pending resolution of the Massachusetts Action, which was on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy. On November 21, 2016, the First Circuit affirmed the district court’s judgment in favor of AstraZeneca and Ranbaxy, and the plaintiffs’ petitions for rehearing and rehearing en banc were denied on January 10, 2017.

In September 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the U.S. District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. In May 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied, so the FTC cannot appeal the dismissal until its claims against AbbVie are resolved.

Since May 2015, two lawsuits have been filed in the U.S. District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC (“Forest”) and Actavis PLC, the innovator, and several generic manufacturers, including Teva. Teva is only a defendant in the end payor case and defendants moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. On September 13, 2016, the court denied defendants’ motions to dismiss, but stayed the cases with respect to the claims brought under state law, which are the only claims asserted against Teva. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

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On March 8, 2016 and April 11, 2016, certain Actavis subsidiaries in the United Kingdom, including Auden Mckenzie Holdings Limited, received notices from the U.K. Competition and Markets Authority (“CMA”) that it had launched formal investigations under Section 25 of the Competition Act of 1998 (“Competition Act”) into suspected breaches of competition law in connection with the supply of 10mg and 20mg hydrocortisone tablets. On December 16, 2016, the CMA issued a statement of objections (a provisional finding of infringement of the Competition Act) in respect of certain allegations against Actavis UK and Allergan, which was later reissued to include certain Auden Mckenzie entities. Actavis UK submitted a response, and an oral hearing was held. On March 3, 2017, the CMA issued a second statement of objection in respect of certain additional allegations (relating to the same products and covering part of the same time period as for the first statement of objections) against Actavis UK, Allergan plc, and a number of other companies, which was later reissued to include certain Auden Mckenzie entities. On January 9, 2017, Teva completed the sale of Actavis UK to Accord Healthcare Limited, pursuant to which Teva will indemnify Accord for fines imposed by the CMA and/or damages awarded by a court on Actavis UK as a result of the investigations in respect of conduct prior to the closing date of the sale. In the event of any such fines or damages, Teva expects to assert claims, including claims for breach of warranty, against the sellers of Auden Mckenzie. The terms of the purchase agreement may preclude a full recovery by Teva. A liability for this matter has been recorded in purchase accounting related to the acquisition of Actavis Generics. Allergan and Teva have notified each other of respective claims for indemnity pursuant to the Master Purchase Agreement, dated as of July 26, 2015, for losses arising from an investigation by the CMA. Teva and Allergan have each rejected the other’s demands for indemnification for the CMA investigation. See note 3.

In November 2016, three putative indirect purchaser class actions were filed in federal courts in Wisconsin, Massachusetts and Florida against Shire U.S., Inc. and Shire LLC (collectively, “Shire”) and Actavis, alleging that Shire’s 2013 patent litigation settlement with Actavis related to the ADHD drug Intuniv® (guanfacine) violated various state consumer protection and antitrust laws. On December 30, 2016 and January 11, 2017, two additional similar actions were filed, also in Massachusetts federal court, against Shire and Actavis or Teva (as successor to Actavis) by putative classes of direct purchaser plaintiffs. All five cases are now in Massachusetts federal court, and on March 10, 2017, both the indirect purchaser plaintiffs and the direct purchaser plaintiffs filed consolidated amended complaints, which Actavis and Shire moved to dismiss on April 10, 2017. Annual sales of Intuniv® were approximately $335 million at the time of the settlement, and approximately $327 million at the time generic competition began in 2014.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

A number of state attorneys general have filed various actions against Teva and/or certain of its subsidiaries, including certain Actavis subsidiaries, relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to active litigation in Illinois. The Actavis subsidiaries remain parties to active litigation in Illinois, Utah and Mississippi. A provision for the cases has been included in the financial statements. Trial in the Illinois case against Teva concluded in the fourth quarter of 2013, and post-trial briefing was submitted. On June 28, 2017, after several years, the court issued a Memorandum Order After Trial finding liability against Teva, but reserved its decision on damages. The court is expected to order additional hearings on the issue of damages. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a

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de minimis amount to well over $100 million. Teva denies any liability and has filed a motion for reconsideration of the court’s June 28, 2017 order. Teva will continue to argue that any damages and penalties should be significantly less than the amount sought by the state. In August 2013, in the Mississippi case against Watson, the court ruled in favor of the state, awarding $12.4 million in compensatory damages and civil penalties. In March 2014, the court awarded the state an additional $17.9 million in punitive damages. A provision for these amounts has been included in the financial statements. Watson is appealing both the original and the punitive damage awards.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the U.S. District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries (including Actavis), violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI (Drug Efficacy Study Implementation) products that were allegedly ineligible for reimbursement. The U.S. Department of Justice (“DOJ”) declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted in February 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

In March 2013, a federal False Claims Act complaint filed against Cephalon in the U.S. District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora® claims and denied Cephalon’s motion to dismiss the Treanda® claims. In January 2014, a separate federal False Claims Act complaint that had been filed in the U.S. District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. In August 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims. In February 2016, the court granted Cephalon’s motion for judgment on the pleadings as to Provigil® claims that allegedly occurred prior to February 28, 2008. The relators’ motion for reconsideration was denied without prejudice. The Company has reached an agreement in principle to settle both of these matters and a provision has been included in the financial statements in 2017.

In September 2013, the State of Louisiana filed a petition seeking penalties and unspecified damages against 54 pharmaceutical companies, including Teva and Actavis. The complaint alleges that the defendants defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state appealed, and on October 21, 2016 the state court of appeals affirmed the trial court’s ruling in part and reversed in part. The state and the defendants appealed to the Louisiana Supreme Court, which denied all parties’ appeals on March 13, 2017, and remanded the case to the trial court. On March 31, 2017 the trial court ordered all defendants to respond to the first amended petition on or before May 11, 2017.

In January 2014, Teva received a civil investigative demand from the U.S. Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. In March 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the U.S. Attorney had notified the court in November 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. In June 2015, Teva filed motions to dismiss the complaint. In February 2016, the court stayed its decision on the relators’ claims based on state and local laws, denied Teva’s motions to dismiss the False Claims Act claims, and instructed the relators to amend their complaint with additional information. In March 2016, the relators filed an amended complaint, which Teva answered in April 2016. The parties are currently engaged in discovery.

Beginning in May 2014 various complaints have been filed against Teva and Cephalon, along with several other pharmaceutical companies, by a number of cities, counties and states across the country. Actions currently pending against Teva and Cephalon have been brought by Ohio, Mississippi, and Oklahoma, the Cities of Dayton and Lorain, Ohio, the City of Chicago, Union County and Jersey County, Illinois, Santa Clara, Orange and San Joaquin counties in

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California, and nine different counties in New York. In addition to the complaints filed by these cities, counties and states, a private class action lawsuit has been filed in Arkansas. The complaints, asserting claims under similar provisions of different state law, generally contend that the defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora® and seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. None of the complaints specifies the exact amount of damages at issue. Teva and Cephalon deny all allegations asserted in these complaints and has filed motions to dismiss where possible. Only the City of Chicago action, pending in the Northern District of Illinois, has begun discovery.

On June 21, 2016, Teva USA received a subpoena from the Antitrust Division of the DOJ seeking documents and other information relating to the marketing and pricing of certain of Teva USA’s generic products and communications with competitors about such products. Actavis received a similar subpoena in June 2015. On July 12, 2016, Teva USA received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Actavis has also received a similar subpoena from the Connecticut Attorney General. Teva and Actavis are cooperating fully with these subpoenas.

On December 15, 2016, a civil action was brought by the attorneys general of twenty states against Teva USA and several other companies asserting claims under federal antitrust law (specifically, section 1 of the Sherman Act). An amended complaint was filed on March 1, 2017 adding twenty additional states to the named plaintiffs and adding supplemental state law claims. The states seek a finding that the defendants’ actions violated federal antitrust law, and state antitrust and consumer protection laws, as well as injunctive relief, disgorgement, damages on behalf of various state and governmental entities and consumers, civil penalties and costs. On April 25, 2017, the Judicial Panel on Multidistrict Litigation (“JPML”) conditionally transferred this action to the generic drug multidistrict litigation pending in federal court in Pennsylvania, which is discussed in greater detail below. On May 16, 2017, the states’ attorneys general moved to vacate the conditional transfer order. The issue is pending before the JPML and was considered during the JPML’s July 27, 2017 hearing session. On July 17, 2017, a new complaint was filed in the District Court of Connecticut on behalf of four additional states – Arkansas, Missouri, New Mexico and West Virginia, as well as the District of Columbia. These plaintiffs were not previously party to the State Attorney General action that commenced in December 2016. This complaint makes the same factual allegations and claims that are at issue in the earlier State Attorneys General complaint and has been assigned to the same judge.

Beginning on March 2, 2016, numerous complaints have been filed in the United States on behalf of putative classes of direct and indirect purchasers of generic drug products including: doxycycline, digoxin, pravastatin, clobetasol, desonide, fluocinonide, propranolol, glyburide, lidocaine-prilocaine, ursodial and baclofen. These complaints, which allege that the defendants engaged in conspiracies to fix, increase, maintain and/or stabilize the prices of the generic drug products named, have been brought against various defendants including, among others, Teva USA, Actavis Holdco U.S., Inc., Actavis Elizabeth and Pliva, Inc. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. On April 6, 2017, the JPML entered an order transferring cases brought by classes of direct or indirect purchasers and alleging claims of generic price-fixing for coordination or consolidation with the multidistrict litigation currently pending in the Eastern District of Pennsylvania; the panel has subsequently transferred further cases to that court, and the plaintiffs have been ordered to file consolidated amended complaints by August 15, 2017. Teva denies having engaged in any conduct that would give rise to liability with respect to the above-mentioned subpoenas and civil suits.

On March 21, 2017, Teva received a subpoena from the U.S. Attorney’s office in Boston, Massachusetts requesting documents related to Teva’s donations to patient assistance programs. Teva is in the process of responding to the subpoena.

For several years, Teva had conducted a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”), following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the DOJ with respect to compliance with the FCPA in certain countries. In December 2016, Teva reached a resolution with the SEC and DOJ to fully resolve these FCPA matters. The resolution, which relates to conduct in Russia, Mexico and Ukraine from 2007 to 2013, provides for penalties of approximately $519 million (reserved in the financial statements in the third quarter of 2016), which includes a fine, disgorgement and prejudgment interest; a three-year deferred prosecution agreement for Teva; a guilty plea by Teva’s

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Russian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA; consent to entry of a final judgment against Teva settling civil claims of violations of the anti-bribery, internal controls and books and records provisions of the FCPA; and the retention of an independent compliance monitor for a period of three years. The SEC civil consent and DOJ deferred prosecution agreement have each obtained court approval. Teva has been informed by Israeli authorities that they have initiated an investigation into the conduct that was the subject of the FCPA investigation and which resulted in the above-mentioned resolution with the SEC and DOJ. Teva is cooperating fully with the Israeli investigation. Following the settlement, we have had requests for documents and information from various Russian government entities.

Shareholder Litigation

On November 6, 2016, a putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California on behalf of purchasers of Teva’s securities between February 10, 2015 and November 3, 2016. The complaint alleges that Teva and certain officers violated the federal securities laws by making false and misleading statements that failed to disclose that (1) Teva was engaging in conduct that would result in an antitrust investigation by the U.S. Department of Justice and Connecticut state attorney general and (2) that the government’s investigation of such conduct could cause criminal charges to be filed against Teva by the end of 2016 for suspected price collusion. The plaintiff is seeking certification of similarly situated investors as a class and as well as unspecified damages, legal fees, interest, and costs. On December 27, 2016, a second putative class action was filed in the Central District of California with a longer class period but similar allegations to the original suit in California. On April 3, 2017, both class actions were transferred to the District of Connecticut, where they remain pending. On July 11, 2017, the court appointed the Ontario Teachers’ Pension Plan Board to serve as lead plaintiff in the consolidated action. On August 2, 2017, lead Plaintiff filed additional class action claims under Section 11, 12 and 15 of the U.S. Securities Act of 1933.

On July 17, 2017, a derivative action on behalf of the Teva Employee Stock Purchase Plan, and alternatively filed as a class action on behalf of individuals who purchased Teva stock through that plan, was filed in federal court in Ohio seeking certification of similarly situated investors as a class as well as unspecified damages, legal fees, interest and costs. The plaintiff alleges that Teva failed to maintain adequate financial controls based on the facts underpinning the Company’s FCPA deferred prosecution agreement, and also based on allegations substantially similar to those in the securities suit pending in Connecticut, discussed above.

Motions to approve derivative actions against certain past and present directors and officers have been filed in Israel with respect to alleged negligence and recklessness with respect to the acquisition of the Rimsa business and the acquisition of Actavis Generics. A motion to approve a class action against certain directors and officers was filed in Israel with allegations regarding proper disclosure of the above-mentioned pricing investigation. Other motions were filed in Israel to approve a derivative action, discovery and a class action related to alleged claims regarding Teva’s above-mentioned FCPA resolution with the SEC and DOJ.

Environmental Matters

Teva and some of its subsidiaries are party to a number of environmental proceedings, or have received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and cleanup the site or to pay or reimburse others for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva or its subsidiaries have received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

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In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal, state, commonwealth or local regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state or commonwealth costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 17 – Segments:

Teva has two reportable segments: generic and specialty medicines. The generic medicines segment develops, manufactures, sells and distributes generic or branded generic medicines. This segment includes Teva’s over-the-counter (“OTC”) business, including PGT, Teva’s consumer healthcare joint venture with P&G. Also included in this segment is Teva’s API manufacturing businesses. The specialty medicines segment engages in the development, manufacture, sale and distribution of branded specialty medicines, most significantly in the core therapeutic areas of central nervous system medicines and respiratory medicines, as well as other therapeutic areas, such as oncology, women’s health and selected other areas.

Teva’s other activities include distribution activities mainly in the United States, Israel and Hungary, sales of medical devices and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition and other miscellaneous items.

Following the Actavis Generics and Anda acquisitions in 2016, Teva conducted an analysis of its business segments, resulting in a change to Teva’s segment reporting and goodwill assignment.

Teva’s management reassessed its organizational structure and concluded that in order to enhance its managers’ accountability and gain better control over all activities, its reporting segments will be reorganized as follows, commencing in the fourth quarter of 2016:

•	The generic medicines segment includes all Teva legacy generics activity, with the addition of:

•	All Actavis activities, excluding contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Teva’s OTC business.

•	The specialty medicines segment includes all Teva specialty activity without any change.

•	Other non-segment activities include other Teva business (excluding the OTC business), with the addition of:

•	Contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Anda’s distribution activity.

All the above changes were reflected through retroactive revision of prior period segment information.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines to make decisions about resources to be allocated to the segments and assess their performance.

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Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, Teva’s OTC business is included in its generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

Any newly appointed chief executive officer may review Teva’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of the Company’s segments and goodwill allocation to reporting units as well as fair value attributable to its reporting units. See note 7.

a. Segment information

The following tables present profit by segments and a reconciliation of Teva’s segment profit to Teva’s consolidated income before income taxes, for the six months ended June 30, 2017 and 2016:

	Generics		Specialty
	Three months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions		U.S. $ in millions
Revenues	$3,078	$2,557	$2,065	$2,271
Gross profit	1,316	1,148	1,851	1,978
R&D expenses	200	134	250	235
S&M expenses	425	410	439	478

Segment profit	$691	$604	$1,162	$1,265

	Generics		Specialty
	Six months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions		U.S. $ in millions
Revenues	$6,136	$5,015	$4,085	$4,423
Gross profit	2,686	2,271	3,605	3,849
R&D expenses	391	263	505	474
S&M expenses	825	755	900	935

Segment profit	$1,470	$1,253	$2,200	$2,440

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	U.S. $ in millions		U.S. $ in millions
Generic medicines profit	$691	$604	$1,470	$1,253
Specialty medicines profit	1,162	1,265	2,200	2,440

Total segment profit	1,853	1,869	3,670	3,693
Profit of other activities	18	13	44	9

	1,871	1,882	3,714	3,702

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Amounts not allocated to segments:

Amortization	411	193	731	382
General and administrative expenses	272	311	508	615
Goodwill impairment	6,100	—	6,100	—
Impairments, restructuring and others	419	712	659	831
Inventory step-up	3	85	67	91
Purchase of research and development in process	26	—	26	10
Costs related to regulatory actions taken in facilities	15	39	49	77
Legal settlements and loss contingencies	324	166	344	141
Other unallocated amounts	41	15	75	29

Consolidated operating income (loss)	(5,740)	361	(4,845)	1,526

Financial expenses - net	238	105	445	403

Consolidated income before income taxes	$(5,978)	$256	$(5,290)	$1,123

b. Segment revenues by geographic area:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions
Generic Medicines
United States	$1,290	$892	$2,671	$1,868
Europe	957	771	1,945	1,561
Rest of the World	831	894	1,520	1,586

Total Generic Medicines	3,078	2,557	6,136	5,015
Specialty Medicines
United States	1,536	1,772	3,028	3,449
Europe	419	414	857	808
Rest of the World	110	85	200	166

Total Specialty Medicines	2,065	2,271	4,085	4,423
Other Revenues
United States	304	3	624	7
Europe	79	54	157	105
Rest of the World	160	153	314	298

Total Other Revenues	543	210	1,095	410

Total Revenues	$5,686	$5,038	$11,316	$9,848

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Notes to Consolidated Financial Statements – (Continued)

c. Net revenues from specialty medicines:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions
CNS	$1,158	$1,415	$2,296	$2,738
Copaxone®	1,023	1,141	1,993	2,147
Azilect®	34	108	94	221
Nuvigil®	14	51	31	154
Provigil®	11	16	22	27

Respiratory	322	313	626	679
ProAir®	123	135	244	308
QVAR®	107	116	205	250
Oncology	280	334	550	602
Treanda® and Bendeka®	163	207	320	362
Women’s health	115	117	239	227
Other Specialty*	190	92	374	177

Total Specialty Medicines	$2,065	$2,271	$4,085	$4,423

*	Includes two payments of $75 million each related to the Ninlaro® transaction in the first and second quarter of 2017.

It is impractical to present revenues by product for our generic medicines segment.

A significant portion of Teva’s revenues, and a higher proportion of the profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, Teva relies heavily on sales of Copaxone®, its leading specialty medicine. A key element of Teva’s business strategy for Copaxone® is maintaining patients on the three-times-a-week 40 mg/mL version introduced in 2014, and protecting its patents for the 40 mg/mL version. Any substantial reduction in the number of patients taking Copaxone®, whether due to increased use of oral medicines or other competing products, including competing 20 mg/mL generic products (with one generic version introduced in the U.S. in 2015 and follow-on products in some European countries) and potential competing 40 mg/mL generic products, would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL was protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and Teva has appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. Teva has appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch before either appeal is decided. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. Teva has also filed suit against multiple abbreviated new drug applications (“ANDA”) filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030. This patent is being challenged in the U.K. and Italy.

Teva’s multiple sclerosis franchise includes Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of the multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization and certain other items. The profit of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 78.6% for the six months ended June 30, 2017, compared to 80.7% for the six months ended June 30, 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

•	our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain, including due to labor unrest; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest, including a potential workers’ strike; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate worldwide, with a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generics expertise and portfolio, focused specialty portfolio, robust R&D capabilities, global infrastructure and scale and dedicated leadership and employees.

We believe we are strategically positioned to benefit from market, economic and regulatory trends in global healthcare. These trends include aging populations, the increasing prevalence of chronic diseases, economic pressure on governments and private payors to provide affordable healthcare solutions, legislative and regulatory reforms, scientific and technological advances, increased patient awareness and involvement, the impact of the digital revolution on consumer healthcare, increased spending on pharmaceuticals in emerging markets and the growing importance of over-the-counter (“OTC”) medicines.

Segments

We operate our business in two segments:

•	Generic medicines, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, such as tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe and we have a significant presence in certain ROW markets. This segment also includes our OTC business, conducted primarily through PGT, our consumer healthcare joint venture with P&G, and our API manufacturing business.

•	Specialty medicines, which includes our core therapeutic areas of central nervous system (“CNS”) medicines such as Copaxone® and Azilect® and respiratory medicines such as ProAir® and QVAR®. Our specialty medicines segment also includes products in other therapeutic areas, such as Bendeka®/Treanda® in oncology and ParaGard® in women’s health.

In addition to these two segments, we have other activities, primarily distribution activities in the United States, Israel and Hungary.

Highlights

Significant highlights of the second quarter of 2017 included:

•	Our revenues were $5.7 billion, up 13%, or 17% in local currency terms, compared to the second quarter of 2016.

•	Our generic medicines segment generated revenues of $3.1 billion and profit of $691 million. Revenues increased 20%, or 28% in local currency terms. Profit increased 14% compared to the second quarter of 2016. The increase in revenues and profit in the second quarter of 2017 was mainly due to the inclusion of Actavis Generics.

•	Our specialty medicines segment generated revenues of $2.1 billion and profit of $1.2 billion. Revenues decreased 9%, or 8% in local currency terms. Profit was down 8%, compared to the second quarter of 2016, mainly due to generic competition to certain of our specialty products.

•	Impairments, restructuring and others were $419 million, compared to $712 million in the second quarter of 2016.

•	Legal settlements and loss contingencies were $324 million compared to $166 million in the second quarter of 2016.

•	A goodwill impairment charge of $6.1 billion in connection with our U.S. generics reporting unit. See note 7 to our consolidated financial statements.

•	Operating loss was $5.7 billion, compared to operating income of $361 million in the second quarter of 2016. The operating loss was mainly due the goodwill impairment charge.

•	Exchange rate differences between the second quarter of 2017 and the second quarter of 2016 had a negative impact of $218 million on revenues, including a $183 million decrease attributable to Venezuela and a net negative impact of $62 million on operating income, including a $47 million decrease attributable to Venezuela.

•	Cash flow generated from operating activities during the second quarter of 2017 was $741 million, compared to $963 million in the second quarter of 2016. The decrease was mainly due to a payment of $113 million related to the ciprofloxacin settlement.

Otsuka Out-License

On May 12, 2017, we entered into a license and collaboration agreement with Otsuka Pharmaceutical Co. Ltd., providing Otsuka with an exclusive license to conduct phase 2 and 3 clinical trials for fremanezumab in Japan and, once approved, to commercialize the product in Japan. Otsuka paid us an upfront payment of $50 million in consideration for the transaction and we may receive additional milestone payments upon filing with Japanese regulatory authorities, receipt of regulatory approval and achievement of certain revenue targets. Otsuka will also pay us royalties on fremanezumab sales in Japan.

Results of Operations

Comparison of Three Months Ended June 30, 2017 to Three Months Ended June 30, 2016

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended		Percentage
	June 30,		Change
	2017	2016	2017 - 2016
	%	%	%
Net revenues	100.0	100.0	13
Gross profit	49.6	57.1	(2)
Research and development expenses	8.5	7.4	30
Selling and marketing expenses	16.9	18.9	1
General and administrative expenses	4.8	6.2	(13)
Impairments, restructuring and others	7.4	14.1	(41)
Legal settlements and loss contingencies	5.7	3.3	95
Goodwill impairment charge	107.3	—	—
Operating (loss) income	(101.0)	7.2	—
Financial expenses, net	4.2	2.1	127
Income (loss) before income taxes	(105.2)	5.1	—
Income taxes (benefit)	(0.4)	0.6	—
Share in (profits) losses of associated companies, net	0.2	(0.3)	—
Net loss attributable to non-controlling interests	*	(0.2)	—
Net income (loss) attributable to Teva	(105.0)	5.0	—
Dividends on preferred shares	1.1	1.3	(2)
Net income (loss) attributable to ordinary shareholders	(106.1)	3.7	—

*	Less than 0.05%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the three months ended June 30, 2017 and 2016. The Actavis Generics acquisition had a significant impact on our generic medicines segment, expanding our sales, product portfolio, R&D capabilities, product pipeline and global operational network.

	Three Months Ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues
Revenues	$3,078	100.0%	$2,557	100.0%
Gross profit	1,316	42.8%	1,148	44.9%
R&D expenses	200	6.5%	134	5.3%
S&M expenses	425	13.9%	410	16.0%

Segment profit*	$691	22.4%	$604	23.6%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in the second quarter of 2017 were $3.1 billion, an increase of $521 million, or 20%, compared to the second quarter of 2016. In local currency terms, revenues increased 28%.

We adjusted the exchange rates we use for the Venezuelan bolivar twice during 2016 and twice during the first six months of 2017, which resulted in a decrease of $182 million in revenues in the second quarter of 2017, including $93 million in OTC revenues, compared to the second quarter of 2016. In light of the political and economic conditions in Venezuela, we have excluded the quarterly changes in revenues and operating profit in any discussion of currency effects.

Revenues from generic medicines in the United States, our largest generics market, were $1.3 billion in the second quarter of 2017, an increase of 45% compared to the second quarter of 2016. Revenues from generic medicines in Europe were $957 million, an increase of 24% compared to the second quarter of 2016. In local currency terms, our European revenues increased 28%. Revenues of generic medicines in our ROW markets were $831 million, a decrease of 7% compared to the second quarter of 2016. In local currency terms, our ROW revenues increased 13%.

Our revenues from OTC products in the second quarter of 2017 were $283 million, an increase of 6% compared to $266 million in the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics, partially offset by lower revenues in Venezuela. In local currency terms, revenues increased 40%.

API sales to third parties in the second quarter of 2017 were $204 million, a decrease of 1% in both U.S. dollar and local currency terms, compared to the second quarter of 2016.

The following table presents generic segment revenues by geographic area for the three months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
United States	$1,290	$892	45%
Europe	957	771	24%
Rest of the World	831	894	(7%)

Total Generic Medicines	$3,078	$2,557	20%

United States Generic Medicines Revenues

In the second quarter of 2017, we led the U.S. generic market in total prescriptions and new prescriptions, with approximately 586 million total prescriptions, representing 15.2% of total U.S. generic prescriptions according to IMS data. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production.

Revenues from generic medicines in the United States during the second quarter of 2017 were $1.3 billion, an increase of 45%, compared to the second quarter of 2016. The increase resulted mainly from the inclusion of Actavis Generics revenues and products sold in the second quarter of 2017 that were not sold in the second quarter of 2016, partially offset by a decline in sales due to increased competition, mainly to budesonide (the generic equivalent of Pulmicort®) and aripiprazole (the generic equivalent of Abilify®) and loss of revenues following our divestment of certain products in connection with the Actavis Generics acquisition.

Among the most significant generic products we sold in the United States in the second quarter of 2017 were Concerta® authorized generic (methylphenidate extended-release tablets), as well as generic versions of Cubicin® (daptomycin injection), Glucophage® XR (metformin hydrochloride extended-release tablets) and Gleevec® (imatinib mesylate tablets).

In the second quarter of 2017, we recorded an impairment charge of $6.1 billion on the goodwill allocated to our U.S. generics reporting unit. See note 7 to our consolidated financial statements.

During the second quarter of 2017, Teva identified certain developments in the U.S. market that negatively impacted our outlook for our U.S. generics business. These developments included:

•	Customer consolidation into larger buying groups

We sell our products primarily to a limited number of wholesalers and large retail chains that we consider to be our major customers. There are currently four large Group Purchasing Organizations (“GPOs”) that account for approximately 85% of generics purchases in the U.S. market. In the second quarter of 2017, we saw the completion of a significant and challenging request for proposal of one of these GPOs as well as an announcement of another purchasing alignment. Expecting the trend of aggressive pricing activities following these events, led us to the conclusion that price erosion would be higher than anticipated.

•	Accelerated FDA approvals for additional generic versions of off-patent medicines competitors

In the second quarter of 2017, consistent with its stated objective of approving more generics products and reducing the backlog of pending approval requests, the FDA approved a significant number of generic products, primarily for products where generic competition already exists. We expect such additional competition to further contribute to higher than anticipated price erosion in our base portfolio. We expect this trend of FDA approval of a greater number of competing generic versions of pharmaceutical products to continue in the coming years.

•	Delay in new launches of certain of our generic products

While we have the most extensive pipeline of generic products in the industry, a further review of the pipeline in the second quarter of 2017 led Teva to the conclusion that certain 2018 and 2019 launches were going to be delayed beyond anticipated timing. In addition, those delays may not realize the same economic value due to increased competition. Therefore for those years, launches will not be sufficient to completely offset the accelerated price erosion resulting from the pricing pressures and accelerated generics approvals described above.

As a result of these factors we recorded an impairment charge of $6.1 billion on the goodwill allocated to our U.S. generics reporting unit. If actual sales growth and operating margins were to vary from our assumptions, we could face additional impairment of goodwill allocated to our U.S. generics reporting unit in the future. See the risks to our U.S. generics reporting unit described in our “Cautionary Note Regarding Forward-Looking Statements” above, in “Item 3 – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and note 7 to our consolidated financial statements.

Launches. In the second quarter of 2017, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch in U.S. $ millions (IMS)*
Rivelsa (levonorgestrel/ethinyl estradiol and ethinyl estradiol) tablets 0.15 mg/0.02 mg; 0.15 mg/0.025 mg; 0.15 mg/0.03 mg; 0.01 mg **	Quartette™	April	11
Fluticasone propionate and salmeterol inhalation powder (multidose dry powder inhaler) 55 mcg/14 mcg, 113 mcg/14 mcg & 232 mcg/14 mcg **	AirDuo™ RespiClick®	April	—
Olmesartan medoxomil and hydrochlorothiazide tablets 20 mg/12.5 mg, 40 mg/12.5 mg & 40 mg/25 mg	Benicar HCT®	April	713
Olmesartan medoxomil tablets 5 mg, 20 mg & 40 mg	Benicar®	April	950
Atorvastatin calcium tablets 10 mg, 20 mg, 40 mg & 80 mg	Lipitor®	April	732
Ezetimibe and simvastatin tablets 10 mg/10 mg, 10 mg/20 mg, 10 mg/40 mg & 10 mg/80 mg	Vytorin®	April	675
Metformin hydrochloride extended-release tablets, USP 500 mg & 1000 mg	Glumetza®	May	1,027
Atomoxetine capsules, USP 10 mg, 18 mg, 25 mg, 40 mg, 60 mg, 80 mg & 100 mg	Strattera®	May	1,121
Buprenorphine transdermal system CIII 5 mcg/hour, 10 mcg/hour, 15 mcg/hour & 20 mcg/hour **	Butrans®	May	282
Olopatadine hydrochloride ophthalmic solution, USP, 0.2%	Pataday®	June	303
Ezetimibe tablets, USP 10mg	Zetia®	June	2,697
Doxycycline hyclate tablets, USP 75mg & 150 mg	Acticlate®	June	255
Metaxalone tablets, USP 800 mg	Skelaxin®	June	158
Perphenazine Tablets, USP 2mg, 4mg, 8mg & 16mg	—	June	40

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch.
**	Authorized generic of a Teva specialty product.

We expect that our generic medicines revenues in the United States will continue to benefit from our world-leading generic pipeline, which includes, as of June 30, 2017, 311 product applications awaiting FDA approval, including 69 tentative approvals. This reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Excluding overlaps, the branded products to which these pending applications relate had U.S. sales for the twelve months ended March 31, 2017 exceeding $114 billion, according to IMS. Approximately 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 98 of these products, or 123 products including final approvals where launch is pending a settlement agreement or court decision. Collectively, these first to file opportunities represent over $70 billion in U.S. brand sales for the twelve months ended March 31, 2017 according to IMS. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the second quarter of 2017 we received tentative approvals for generic equivalents of the products listed in the table below, excluding overlapping applications. A “tentative approval” indicates that the FDA has substantially completed its review an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name		Total U.S. Annual Branded Market in U.S. $ millions (IMS)*
Estradiol valerate and dienogest tablets 3 mg, 1 mg tablets and 2 mg/2 mg, 2 mg/3 mg	Natazia	®	32
Dabigatran capsules 75 mg, 110 mg & 150 mg	Pradaxa	®	909

*	For the twelve months ended March 31, 2017.

Europe Generic Medicines Revenues

We define our European region as the European Union and certain other European countries.

Revenues from generic medicines in Europe in the second quarter of 2017 were $957 million, an increase of 24%, or 28% in local currency terms, compared to the second quarter of 2016, mainly as a result of the inclusion of Actavis Generics revenues.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to modest growth in the generic medicines market and have adversely affected our revenues in some markets. In Germany, Italy, France, Spain and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. Our strategy to address these changes is designed to ensure profitable and sustainable growth by focusing on successful new product launches, gaining market share in selective markets, strong portfolio management and pricing strategy, as well as a focus on cost reduction.

During the second quarter of 2017, we received 593 generic approvals in Europe relating to 96 compounds in 204 formulations. We currently hold approximately 2,140 marketing authorization applications pending approval in 37 European countries, relating to 243 compounds in 495 formulations, including two applications pending with the European Medicines Agency for four strengths in 30 countries.

Listed below are generic revenues highlights for the second quarter of 2017 in our most significant European markets:

•	Germany: Generic revenues in the second quarter of 2017 increased 7%, or 9% in local currency terms, compared to the second quarter of 2016. The increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues and higher revenues of OTC products. We maintained our position as one of Germany’s leading suppliers of medicines.

•	United Kingdom: Generic revenues in the second quarter of 2017 increased 11%, or 23% in local currency terms, compared to the second quarter of 2016. The increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues. We maintained our position as one of the largest generic pharmaceutical companies in the U.K.

•	Italy: Generic revenues in the second quarter of 2017 increased 24%, or 27% in local currency terms, compared to the second quarter of 2016. The increase was primarily due to the inclusion of Actavis Generics revenues and higher volumes of existing products. We continue to be a generic market leader in Italy.

•	Poland: Generic revenues in the second quarter of 2017 increased 49%, or 47% in local currency terms, compared to the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues. We are the second largest supplier in the Polish generics market.

•	France: Generic revenues in the second quarter of 2017 increased 22%, or 24% in local currency terms, compared to the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues.

•	Switzerland: Generic revenues in the second quarter of 2017 increased 15%, or 16% in local currency terms, compared to the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues, higher volumes of existing products and new product launches. We are the largest supplier in the Swiss generics market.

•	Spain: Generic revenues in the second quarter of 2017 increased 11%, or 13% in local currency terms, compared to the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada and Israel, to hybrid markets such as Japan and Brazil, to branded generics oriented markets such as Russia and certain Commonwealth of Independent States (CIS), Latin American and Asia Pacific markets.

In our ROW markets, generics revenues in the second quarter of 2017 were $831 million, a decrease of 7% compared to the second quarter of 2016. In local currency terms, revenues increased 13%. This increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues.

We adjusted the exchange rates we use for the Venezuelan bolivar twice during 2016 and twice during the first six months of 2017, which resulted in a decrease of $182 million in revenues in the second quarter of 2017, compared to the second quarter of 2016. In light of the political and economic conditions in Venezuela, we have excluded the quarterly changes in revenues and operating profit in any discussion of currency effects.

Listed below are generic revenues highlights for the second quarter of 2017 in our main ROW markets:

•	Japan: Generic revenues in the second quarter of 2017 decreased 9%, or 7% in local currency terms, compared to the second quarter of 2016. The decrease was mainly due to increased generics penetration for certain off-patent products that Takeda contributed to Teva Takeda, our business venture in Japan. In the second quarter of 2017, Teva Takeda purchased an additional portfolio of off-patent products from Takeda for approximately $255 million. We are one of the top three generics companies in Japan.

•	Canada: Generic revenues in the second quarter of 2017 decreased 11%, or 7% in local currency terms, compared to the second quarter of 2016. The decrease was mainly due to income from legal settlement related to pricing of a product in the second quarter of 2016, partially offset by the inclusion of Actavis Generics revenues. We are the leading generic pharmaceutical company in Canada.

•	Russia: Generic revenues in the second quarter of 2017 increased 178%, or 144% in local currency terms, compared to the second quarter of 2016. The increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues. We maintained our position as one of the leading generic pharmaceutical companies in the Russian market.

•	Venezuela: Revenues of generic medicines in Venezuela in the second quarter of 2017 were $24 million, including $15 million of OTC revenues, compared to $206 million and $108 million, respectively, in the second quarter of 2016. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

Generic Medicines Gross Profit

In the second quarter of 2017, gross profit from our generic medicines segment was $1.3 billion, an increase of $168 million, or 15%, compared to the second quarter of 2016. The higher gross profit was mainly due to higher sales following the inclusion of Actavis Generics.

Gross profit margin of our generic medicines segment in the second quarter of 2017 was 42.8% compared to 44.9% in the second quarter of 2016.

The decrease of 2.1 points in gross profit margin was mainly a result of lower profitability in our U.S. market (1.8 points) and in our ROW markets (1.6 points), partially offset by higher profitability of our European markets (1.3 points).

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the second quarter of 2017 were $200 million, an increase of 49% compared to $134 million in the second quarter of 2016. The increase is mainly due to the inclusion of Actavis Generics. As a percentage of segment revenues, generic R&D expenses were 6.5% in the second quarter of 2017, compared to 5.3% in the second quarter of 2016.

Our R&D activities for the generic medicines segment include both: (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and other expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

S&M expenses related to our generic medicines segment in the second quarter of 2017 were $425 million, an increase of 4% compared to $410 million in the second quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics, partially offset by a decrease due to cost reduction and efficiency measures and a decrease in Venezuela due to exchange rate adjustments.

As a percentage of segment revenues, S&M expenses decreased to 13.9% in the second quarter of 2017 compared to 16.0% in the second quarter of 2016.

Generic Medicines Profit

The profit of our generic medicines segment consists of the gross profit for the segment less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Profit of our generic medicines segment was $691 million in the second quarter of 2017, compared to $604 million in the second quarter of 2016. The increase was mainly due to factors previously discussed, primarily higher gross profit, partially offset by higher R&D expenses and higher S&M expenses.

Generic medicines profit as a percentage of generic medicines revenues was 22.4% in the second quarter of 2017, down from 23.6% in the second quarter of 2016. This decrease of 1.2 points was due to lower gross margin (2.1 points), higher R&D expenses as a percentage of revenues (1.2 points), partially offset by lower S&M expenses as a percentage of revenues (2.1 points).

Specialty Medicines Segment

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

We are pursuing opportunities to sell our global women’s health business and certain other non-core specialty products as well as our oncology and pain business in Europe. We have engaged financial advisors and the sale process for these businesses has commenced. Any transaction will be subject to board approval and applicable regulatory approvals.

The following table presents revenues, expenses and profit for our specialty medicines segment for the three months ended June 30, 2017 and 2016:

	Three Months Ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues
Revenues	$2,065	100.0%	$2,271	100.0%
Gross profit	1,851	89.6%	1,978	87.1%
R&D expenses	250	12.1%	235	10.4%
S&M expenses	439	21.2%	478	21.0%

Segment profit*	$1,162	56.3%	$1,265	55.7%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in the second quarter of 2017 were $2.1 billion, a decrease of 9%, or 8% in local currency terms, compared to the second quarter of 2016. In the United States, our specialty medicines revenues were $1.5 billion, a decrease of 13% compared to the second quarter of 2016. Specialty medicines revenues in Europe were $419 million, an increase of 1%, or 5% in local currency terms, compared to the second quarter of 2016. Specialty medicines revenues in our ROW markets were $110 million, an increase of 29%, or 33% in local currency terms, compared to the second quarter of 2016.

In the second quarter of 2017, our other specialty medicines revenues included a $75 million payment from the Ninlaro® transaction.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$1,158	$1,415	(18%)
Copaxone®	1,023	1,141	(10%)
Azilect®	34	108	(69%)
Nuvigil®	14	51	(73%)
Respiratory	322	313	3%
ProAir®	123	135	(9%)
QVAR®	107	116	(8%)
Oncology	280	334	(16%)
Treanda® and Bendeka®	163	207	(21%)
Women’s Health	115	117	(2%)
Other Specialty*	190	92	107%

Total Specialty Medicines	$2,065	$2,271	(9%)

*	Includes a $75 million payment related to the Ninlaro® transaction in the second quarter of 2017.

Central Nervous System

Our CNS portfolio includes Copaxone® and Azilect® as well as several other medicines. In the second quarter of 2017, our CNS sales were $1.2 billion, a decrease of 18% compared to the second quarter of 2016, primarily due to lower Copaxone® revenues, as well as generic competition to Nuvigil® and Azilect®.

Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and worldwide in the second quarter of 2017. Global sales of Copaxone® were $1 billion in the second quarter of 2017, a decrease of 10% compared to the second quarter of 2016.

Copaxone® revenues in the United States in the second quarter of 2017 were $843 million, a decrease of 12% compared to the second quarter of 2016, mainly due to lower volumes of Copaxone® 20 mg/mL as well as negative net pricing effects, despite a price increase of 7.9% in January 2017 for both the 20 mg/mL and 40 mg/mL versions. Over 85% of total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version, driven by patient and physician choice of the 40 mg/mL version and supported by payer access and patient support activities. Our U.S. market shares in terms of new and total prescriptions were 26.5% and 28.8%, respectively, according to June 2017 IMS data.

Revenues in the United States were 82% of global Copaxone® revenues in the second quarter of 2017, compared to 84% in the second quarter of 2016.

Our Copaxone® revenues outside the United States were $180 million in the second quarter of 2017, a decrease of 3%, or an increase of 1% in local currency terms, compared to the second quarter of 2016. Over 75% of the total European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Copaxone® accounted for approximately 18% of our revenues in the second quarter of 2017, and a significantly higher percentage contribution to our profits and cash flow from operations during this period.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. Our patents on Copaxone® 20 mg/mL expired in May 2015 in most of the rest of the world. Accordingly, a key part of our strategy has been the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS.

Copaxone® 40 mg/mL was protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and we have appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. We have appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch competing products before either appeal is decided. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. We have also filed suit against multiple ANDA filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030. This patent is being challenged in the U.K. and Italy.

The market for MS treatments continues to change as a result of new and emerging therapies as well as a generic version of Copaxone® 20 mg/mL in the U.S., follow-on products in some European countries and potential competing purported generic versions of Copaxone® 40 mg/mL following the court ruling invalidating four Copaxone® 40 mg/mL patents in January 2017. In particular, the increasing number of oral treatments, such as Tecfidera®, Gilenya® and Aubagio® continue to present significant and increasing competition. Copaxone® also continues to face competition from existing injectable products, such as the five beta-interferons Avonex®, Plegridy®, Betaseron®, Extavia® and Rebif®, as well as from monoclonal antibodies such as Tysabri®, Lemtrada® and Zinbryta® and Ocrevus®.

Azilect® (rasagiline tablets) is indicated as initial monotherapy and as an adjunct to levodopa for the treatment of the signs and symptoms of Parkinson’s disease, the second most common neurodegenerative disorder. Generic competition for Azilect® in the United States commenced in 2017. Data exclusivity protection for Azilect® in the EU expired in 2015. We continue to share marketing rights with Lundbeck in certain of our ROW markets. In June 2017, Azilect® was submitted for approval in Japan, pursuant to an agreement with Takeda to market this product in Japan.

Our sales of Azilect® in the second quarter of 2017 were $34 million, a decrease of 69%, compared to the second quarter of 2016, mainly due to lower volumes following the introduction of generic competition in the United States and Europe.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Global sales of Nuvigil® in the second quarter of 2017 were $14 million, compared to $51 million in the second quarter of 2016, due to generic competition that began in June 2016.

In April 2017, we launched AustedoTM (deutetrabenazine) in the United States, for the treatment of chorea associated with Huntington disease (“HD”). AustedoTM is the first deuterated product approved by the FDA and the second product approved in HD. The product was previously granted Orphan Drug Designation by the FDA.

In May and June 2017, we announced that our phase 3 studies of fremanezumab for chronic migraine and episodic migraine met all primary and secondary endpoints. Based on these results, we plan to submit biologics license applications to the FDA for fremanezumab later this year.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl®, Braltus ® and Cinqair®/Cinqaero®. Revenues from our specialty respiratory products in the second quarter of 2017 were $322 million, an increase of 3% compared to the second quarter of 2016, mainly due to the launches of Braltus ® and Cinqair®/Cinqaero®, partially offset by lower sales of ProAir® and QVAR®.

ProAir® (albuterol sulfate, a short-acting beta-agonist) includes ProAir® hydrofluoroalkane (“HFA”) and ProAir® RespiClick®, both sold only in the United States. ProAir® HFA is an inhalation aerosol with dose counter. ProAir® RespiClick® is a breath-actuated, multi-dose, dry-powder inhaler. Both are indicated for patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

ProAir® revenues in the second quarter of 2017 were $123 million, a decrease of 9% compared to the second quarter of 2016, mainly due to higher positive net pricing effects in the second quarter of 2016, partially offset by higher volumes. ProAir® maintained its leadership in the short-acting beta-agonist market, with an exit market share of 46.1% in terms of total number of prescriptions during the second quarter of 2017, a decrease of 1.8 points compared to the second quarter of 2016.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age and older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® revenues in the second quarter of 2017 were $107 million, a decrease of 8% compared to the second quarter of 2016, primarily due to negative net pricing effects, partially offset by higher volumes. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with an exit market share of 37.1% in terms of total number of prescriptions during the second quarter of 2017, a decrease of 0.8 points compared to the second quarter of 2016.

In April 2017 we launched AirDuo™ RespiClick® (fluticasone propionate and salmeterol), a fixed-dose combination asthma therapy containing an ICS and a LABA, the same active ingredients as GSK’s Advair®. We launched AirDuo™ RespiClick® and its authorized generic simultaneously. The authorized generic is known as fluticasone propionate and salmeterol inhalation powder (multidose dry powder inhaler).

Oncology

Our oncology portfolio includes Treanda®/ Bendeka®, Granix® and Trisenox® in the United States and Lonquex®, Tevagrastim®/Ratiograstim®, Trisenox® and Treanda® outside the United States. Sales of these products were $280 million in the second quarter of 2017, compared to $334 million in the second quarter of 2016.

Treanda® / Bendeka® (bendamustine hydrochloride injection) are approved in the United States for the treatment of patients with chronic lymphocytic leukemia and patients with indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka®, which was launched in the United States in January 2016, is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle to complement our Treanda® franchise. Bendeka® is the most-used bendamustine product on the U.S. market. The lyophilized formulation of Treanda® continues to be available, but its use has substantially declined in favor of Bendeka®.

Treanda® and Bendeka® combined revenues in the second quarter of 2017 were $163 million, compared to $207 million in the second quarter of 2016, a decrease of 21%, mainly due to higher volumes in the second quarter of 2016 as part of the launch promotion activities for Bendeka®.

In June 2017, the FDA accepted the biologics license application for Celltrion’s CT-P10, a proposed biosimilar to Rituxan® for standard review, with FDA regulatory action expected during the first quarter of 2018. In July 2017, the FDA accepted the biologics license application for Celltrion’s CT-P6, a proposed biosimilar to Herceptin® for standard review, with FDA regulatory action expected during the first half of 2018. In October 2016, we entered into a collaborative agreement with Celltrion to commercialize CT-P10 and CT-P6, two Celltrion biosimilar products in development for the U.S. and Canadian markets.

Women’s Health

Our women’s health portfolio includes ParaGard® and Plan B One-Step® OTC/Rx (levonorgestrel), along with other products that are marketed in various countries. Revenues from our global women’s health products were $115 million in the second quarter of 2017, a decrease of 2% compared to the second quarter of 2016, mainly due to lower revenues in the United States.

Specialty Medicines Gross Profit

In the second quarter of 2017, gross profit from our specialty medicines segment was $1.9 billion, a decrease of $127 million compared to the second quarter of 2016. The lower gross profit was mainly a result of lower revenues.

Gross profit margin for our specialty medicines segment in the second quarter of 2017 was 89.6%, compared to 87.1% in the second quarter of 2016, the increase in gross profit margin was mainly due to the finalization of an ongoing vendor dispute.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. R&D expenses relating to our specialty medicines segment in the second quarter of 2017 were $250 million, an increase of 6% compared to $235 million in the second quarter of 2016, mainly due to increased expenses for development of late stage migraine and pain products, fremanezumab and fasinumab. As a percentage of segment revenues, R&D spending was 12.1% in the second quarter of 2017, compared to 10.4% in the second quarter of 2016.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including: (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where a new drug application (NDA) is currently pending approval; (d) life cycle management and post-approval studies for marketed products; and (e) indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Furthermore, our R&D activities relating to innovation using existing molecules are managed and reported as part of our specialty R&D expenses.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the second quarter of 2017 were $439 million, a decrease of 8%, compared to $478 million in the second quarter of 2016. The decrease was mainly due to cost reduction and efficiency measures in our commercial operations, aligning with the life cycle of our product portfolio and lower royalty payments. As a percentage of segment revenues, S&M expenses increased to 21.2% in the second quarter of 2017 from 21.0% in the second quarter of 2016.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit for the segment, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Profit of our specialty medicines segment was $1.2 billion in the second quarter of 2017, a decrease of 8% compared to the second quarter of 2016. This is a result of the factors discussed above, mainly lower gross profit as well as increases in R&D expenses, partially offset by lower S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 56.3% in the second quarter of 2017, up 0.6 points from 55.7% in the second quarter of 2016. The increase was mainly attributed to higher gross profit as a percentage of specialty medicines revenues (2.5 points), partially offset by higher R&D expenses as a percentage of specialty medicines revenues (1.7 points) and higher S&M expenses as a percentage of specialty medicines revenues (0.2 points).

Our MS franchise includes our Copaxone® products and laquinimod. The profit of our MS franchise consists of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Our MS franchise profit in the second quarter of 2017 was $825 million, compared to $928 million in the second quarter of 2016. Profit of our MS franchise as a percentage of Copaxone® revenues was 80.6% in the second quarter of 2017, compared to 81.3% in the second quarter of 2016.

In May 2017, we announced that the primary endpoint of the CONCERTO trial, evaluating laquinimod in patients with relapsing-remitting multiple sclerosis (RRMS), was not met. We did see positive results on a number of secondary and exploratory endpoints and we continue to study laquinimod as a possible treatment for primary-progressive multiple sclerosis (PPMS) and for Huntington disease.

Other Activities

In addition to our generic and specialty medicines segments, we have other sources of revenues, primarily distribution activities, mostly in the United States via Anda, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items.

Our revenues from other activities in the second quarter of 2017 were $543 million, compared to $210 million in the second quarter of 2016, mainly due to the inclusion of Anda’s revenues commencing in the fourth quarter of 2016.

Teva Consolidated Results

Revenues

Revenues in the second quarter of 2017 were $5.7 billion, an increase of 13% compared to the second quarter of 2016, primarily due to higher revenues of our generic medicines and other activities, which were mainly related to the acquisitions of Actavis Generics and Anda, partially offset by lower revenues of our specialty medicines. See “Generic Medicines Revenues,” “Specialty Medicines Revenues,” and “Other Activities” above. Exchange rate movements during the second quarter of 2017 negatively impacted overall revenues by $218 million, compared to the second quarter of 2016. In local currency terms, revenues increased 17%. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in any discussion of currency effects.

Gross Profit

In the second quarter of 2017, gross profit was $2.8 billion, a decrease of 2% compared to the second quarter of 2016.

Gross profit was mainly the result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above, as well as higher amortization of intangible assets.

Gross profit as a percentage of revenues was 49.6% in the second quarter of 2017, compared to 57.1% in the second quarter of 2016.

The decrease in gross profit as a percentage of revenues was primarily due to higher amortization of purchased intangible assets (4.3 points) and lower profitability of our other activities, including Anda (2.6 points), our generic medicines segment (1.9 points) and our specialty medicines segment (0.5 points), partially offset by lower inventory step-up (1.6 points).

Research and Development (R&D) Expenses

Net R&D expenses for the second quarter of 2017 were $486 million, an increase of 30% compared to the second quarter of 2016, mainly due to the inclusion of Actavis Generics.

As a percentage of revenues, R&D spending was 8.5% in the second quarter of 2017, compared to 7.4% in the second quarter of 2016.

Our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above, as well as a milestone payment of $25 million to Regeneron.

Selling and Marketing (S&M) Expenses

S&M expenses in the second quarter of 2017 were $960 million, an increase of 1% compared to the second quarter of 2016. The increase was mainly due to higher S&M expenses related to our other activities following the Anda acquisition in October 2016 and to our generic medicines segment partially offset by lower S&M expenses related to our specialty medicines segment. See “Generic Medicines—S&M Expenses” and “Specialty Medicines—S&M Expenses” above.

As a percentage of revenues, S&M expenses were 16.9% in the second quarter of 2017, compared to 18.9% in the second quarter of 2016.

General and Administrative (G&A) Expenses

G&A expenses in the second quarter of 2017 were $272 million, compared to $311 million in the second quarter of 2016. As a percentage of revenues, G&A expenses were 4.8% in the second quarter of 2017, compared to 6.2% in the second quarter of 2016. The lower G&A expenses in the second quarter of 2017 were mainly due to income from an upfront payment from Otsuka related to the out-license of fremanezumab in Japan, income related to divestiture of products and income from legal settlements, partially offset by the increased expenses related to the Actavis Generics acquisition.

Impairments, Restructuring and Others

In the second quarter of 2017, we recorded expenses of $419 million for impairments, restructuring and others, compared to expenses of $712 million in the second quarter of 2016. The expenses recorded in the second quarter of 2017 were comprised of:

•	Impairment of long-lived assets of $145 million, including $68 million related to our facility in Godollo, Hungary and $43 million related to IPR&D in Rimsa;

•	Restructuring expenses of $98 million, mainly related to the integration of Actavis Generics and other efficiency measures;

•	Contingent consideration expenses of $140 million, mainly related to Bendeka® royalties; and

•	Integration and acquisition expenses of $33 million.

Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Legal Settlements and Loss Contingencies

In the second quarter of 2017, we recorded expenses of $324 million for legal settlements and loss contingencies, compared to income of $166 million in the second quarter of 2016. The expense in the second quarter of 2017 mainly consisted of a reserve for an award to GSK with respect to the carvedilol patent litigation.

Goodwill Impairment Charge

We recognized a goodwill impairment charge of $6.1 billion in the second quarter of 2017 in connection with our U.S. generics reporting unit. See note 7 to our consolidated financial statements.

Operating (Loss) Income

Operating loss was $5.7 billion in the second quarter of 2017, compared to operating income of $361 million in the second quarter of 2016.

The operating loss was mainly due to the goodwill impairment charge.

The decrease in operating margin was 108.1 points, mainly due to the goodwill impairment charge (107.3 points).

The following table presents a reconciliation of our segment profit to our consolidated operating income for the three months ended June 30, 2017 and 2016:

	Three months ended
	June 30,
	2017	2016
	U.S. $ in millions
Generic medicines profit	$691	$604
Specialty medicines profit	1,162	1,265

Total segment profit	1,853	1,869
Profit of other activities	18	13

	1,871	1,882
Amounts not allocated to segments:
Amortization	411	193
General and administrative expenses	272	311
Goodwill impairment charge	6,100	—
Impairments, restructuring and others	419	712
Inventory step-up	3	85
Purchase of research and development in process	26	—
Costs related to regulatory actions taken in facilities	15	39
Legal settlements and loss contingencies	324	166
Other unallocated amounts	41	15

Consolidated operating income (loss)	(5,740)	361

Financial expenses - net	238	105

Consolidated income (loss) before income taxes	$(5,978)	$256

Financial Expenses - Net

In the second quarter of 2017, financial expenses amounted to $238 million, compared to $105 million in the second quarter of 2016. The increase was mainly due to a $151 million increase of interest expenses resulting from our $20.4 billion bond issuances and the $5 billion term loans borrowed in connection with the Actavis Generics acquisition and $74 million of increased expenses derived from net foreign exchange losses and financial derivatives in the second quarter of 2017, compared to net gains in the second quarter of 2016. This was partially offset by lower losses in the amount of $97 million on marketable securities in the second quarter of 2017.

Tax Rate

In the second quarter of 2017, we recognized a tax benefit of $22 million on pre-tax loss of $6.0 billion. In the second quarter of 2016, income taxes amounted to $29 million, or 11%, on pre-tax income of $256 million.

Our tax rate for the second quarter of 2017 was mainly affected by the goodwill impairment charge, which is not deducted for tax purposes.

Net Income (Loss)

Net loss attributable to Teva in the second quarter of 2017 was $6.0 billion, compared to net income of $254 million in the second quarter of 2016. This decrease was mainly due to the goodwill impairment charge.

Net loss attributable to ordinary shareholders in the second quarter of 2017 was $6.0 billion, compared to a net income of $188 million in the second quarter of 2016. The difference from net income attributable to Teva is due to the $65 million dividend declared for holders of our mandatory convertible preferred shares in the second quarter of 2017.

Diluted Shares Outstanding and Earnings (Loss) Per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for the second quarters of 2017 and 2016 were 1,017 million and 920 million shares, respectively. The increase was mainly due to our issuance of approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition on August 2, 2016. The shares issued to Allergan were subject to transfer restrictions that generally expired as of August 2, 2017.

In computing loss per share for the three months ended June 30, 2017, no account was taken of the potential dilution of the assumed exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

For the three months ended June 30, 2017, no account was taken of the potential dilution resulting from the conversion of the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $65 million, since they had an anti-dilutive effect on earnings per share.

Loss per share was $5.94 in the second quarter of 2017, compared to diluted earnings per share of $0.20 in the second quarter of 2016.

Share Count for Market Capitalization

We calculate share amounts using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and performance share units (PSUs), as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case, at period end.

As of June 30, 2017 and 2016, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,082 million and 995 million, respectively.

Impact of Currency Fluctuations on Results of Operations

In the second quarter of 2017, approximately 45% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, new Israeli shekel, British pound, Canadian dollar, Russian ruble and Hungarian forint) impact our results. In the second quarter of 2017, compared to the second quarter of 2016, the following currencies decreased in value against the U.S. dollar: the British pound by 11%, the Argentinean peso by 9%, the Canadian dollar by 4%, the Mexican peso by 3%, the euro by 3%, and the Japanese yen by 3%, while the following currencies increased in value against the U.S. dollar: the Russian ruble by 15%, the new Israeli shekel by 6% and the Polish zloty by 1% (all compared on a quarterly-average basis).

As a result, exchange rate movements during the second quarter of 2017 in comparison with the second quarter of 2016 negatively impacted overall revenues by $218 million and negatively impacted our operating income by $62 million.

In addition, we adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016. In February 2017 and again in May 2017, we further updated the applicable exchange rate to 380 and 640 bolivar per dollar, respectively, which resulted in a decrease of $183 million in revenues and $47 million in operating income in the second quarter of 2017, compared to the second quarter of 2016. In light of the political and economic conditions in Venezuela, we have excluded these changes in revenues and operating profit in any discussion of currency effects.

We are exposed to a potential impairment of our net monetary balance sheet items in Venezuela as we continue to adjust the exchange rate that we use. As of June 30, 2017, our net monetary balance sheet items amounted to approximately negative $24 million, including approximately $17 million in cash. In addition, remittance of cash outside of Venezuela is limited. We are also exposed to a potential negative impact on our revenues and profits in Venezuela.

Comparison of Six Months Ended June 30, 2017 to Six Months Ended June 30, 2016

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2017 and 2016. Additional factors affecting the six month comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item, as compared to the six months ended June 30, 2016:

	Percentage of Net Revenues Six Months Ended June 30,		Percentage Change 2017
	2017	2016	from 2016
	%	%	%
Net revenues	100.0	100.0	15
Gross profit	49.8	57.6	*
Research and development expenses	8.3	7.8	23
Selling and marketing expenses	17.1	18.2	8
General and administrative expenses	4.5	6.2	(17)
Impairments, restructuring and others	5.8	8.5	(21)
Legal settlements and loss contingencies	3.0	1.4	144
Goodwill impairment charge	53.9	—	—
Operating (loss) income	(42.8)	15.5	—
Financial expenses, net	3.9	4.1	10
Income (loss) before income taxes	(46.7)	11.4	—
Income taxes	0.3	2.6	(88)
Share in (profits) losses of associated companies—net	0.1	(0.1)	—
Net (gain) loss attributable to non-controlling interests	(0.1)	(0.1)	(73)
Net income (loss) attributable to Teva	(47.0)	9.0	—
Dividends on preferred shares	1.2	1.3	(2)
Net income (loss) attributable to ordinary shareholders	(48.2)	7.7	—

*	Represents an amount less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues and profit of our generic medicines segment for the six months ended June 30, 2017 and 2016:

	Generics
	Six months ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues
Revenues	$6,136	100.0%	$5,015	100.0%
Gross profit	2,686	43.8%	2,271	45.3%
R&D expenses	391	6.4%	263	5.2%
S&M expenses	825	13.4%	755	15.1%

Segment profit*	$1,470	24.0%	$1,253	25.0%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in the first six months of 2017 were $6.1 billion, an increase of $1.1 billion, or 22%, compared to the first six months of 2016. In local currency terms, revenues increased 31%.

Our revenues from OTC products in the first six months of 2017 were $547 million, a decrease of 2% compared to $558 million in the first six months of 2016. In local currency terms, revenues increased 32%.

API sales to third parties in the first six months of 2017 were $401 million, a decrease of 1% in both U.S. dollar and local currency terms, compared to the first six months of 2016.

The following table presents generic segment revenues by geographic area for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
United States	$2,671	$1,868	43%
Europe	1,945	1,561	25%
Rest of the World	1,520	1,586	(4%)

Total Generic Medicines	$6,136	$5,015	22%

United States Generic Medicines Revenues

Revenues from generic medicines in the United States in the first six months of 2017 amounted to $2.7 billion, an increase of 43% compared to $1.9 billion in the first six months of 2016. The increase resulted mainly from the inclusion of Actavis Generics revenues and products sold in the first half of 2017 that were not sold in the first half of 2016, partially offset by a decline in sales due to increased competition, mainly to budesonide (the generic equivalent of Pulmicort®) and aripiprazole (the generic equivalent of Abilify®) and loss of revenues following our divestment of certain products in connection with the acquisition.

Among the most significant generic products we sold in the United States in the first six months of 2017 were Concerta® authorized generic (methylphenidate extended-release tablets), as well generic versions of Cubicin® (daptomycin injection), Glucophage® XR (metformin hydrochloride extended-release tablets), Lidoderm® Patch (lidocaine patch) and Gleevec® (imatinib mesylate tablets).

Europe Generic Medicines Revenues

Revenues from generic medicines in Europe in the first six months of 2017 amounted to $1.9 billion, an increase of 25% compared to the first six months of 2016. In local currency terms, revenues increased 29% compared to the first six months of 2016, mainly due to the inclusion of Actavis Generics revenues.

ROW Generic Medicines Revenues

Revenues from generic medicines in our ROW markets in the first six months of 2017 amounted to $1.5 billion, a decrease of 4% compared to $1.6 billion in the first six months of 2016. In local currency terms, revenues increased 19%.

Generic Medicines Gross Profit

In the first six months of 2017, gross profit from our generic medicines segment amounted to $2.7 billion, an increase of $415 million, compared to the first six months of 2016.

Gross profit margin for our generic medicines segment in the first six months of 2017 decreased to 43.8%, compared to 45.3% in the first six months of 2016.

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the first six months of 2017 amounted to $391 million, an increase of 49% compared to the first six months of 2016. As a percentage of segment revenues, R&D expenses were 6.4% in the first six months of 2017, compared to 5.2% the first six months of 2016.

Generic Medicines S&M Expenses

S&M expenses related to our generic medicines segment in the first six months of 2017 amounted to $825 million, an increase of 9% compared to the first six months of 2016.

As a percentage of segment revenues, S&M expenses were 13.4% in the first six months of 2017, compared to 15.1% in the first six months of 2016.

Generic Medicines Profit

Profit of our generic medicines segment amounted to $1.5 billion in the first six months of 2017, compared to $1.3 billion in the first six months of 2016.

Specialty Medicines Segment

The following table presents revenues and profit of our specialty medicines segment for the six months ended June 30, 2017 and 2016:

	Specialty
	Six months ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues
Revenues	$4,085	100.0%	$4,423	100.0%
Gross profit	3,605	88.2%	3,849	87.0%
R&D expenses	505	12.3%	474	10.7%
S&M expenses	900	22.0%	935	21.1%

Segment profit*	$2,200	53.9%	$2,440	55.2%

*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Specialty Medicines Revenues

Our revenues from specialty medicines in the first six months of 2017 were $4.1 billion, a decrease of 8% compared to the first six months of 2016. In the United States, our specialty medicines revenues were $3.0 billion, a decrease of 12% compared to the first six months of 2016. Specialty medicines revenues in Europe were $0.9 billion, an increase of 6% compared to the first six months of 2016. In local currency terms, specialty medicines revenues in Europe increased 11%. Specialty medicines revenues in ROW were $200 million, an increase of 20% compared to first six months of 2016. In local currency terms, specialty medicines revenues in ROW increased 21%.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$2,296	$2,738	(16%)
Copaxone®	1,993	2,147	(7%)
Azilect®	94	221	(57%)
Nuvigil®	31	154	(80%)
Respiratory	626	679	(8%)
ProAir®	244	308	(21%)
QVAR®	205	250	(18%)
Oncology	550	602	(9%)
Treanda® and Bendeka®	320	362	(12%)
Women’s Health	239	227	5%
Other Specialty*	374	177	111%

Total Specialty Medicines	$4,085	$4,423	(8%)

*	Includes aggregate payments of $150 million related to the Ninlaro® transaction in the first half of 2017.

Central Nervous System

In the first six months of 2017, our CNS sales were $2.3 billion, a decrease of 16% compared to the first six months of 2016.

Copaxone® sales in the first six months of 2017 were $2.0 billion, a decrease of 7% compared to the first six months of 2016.

Copaxone® revenues in the United States, in the first six months of 2017 were $1.6 billion, a decrease of 9% compared to the first six months of 2016.

Our Copaxone® revenues outside the United States were $368 million during the first six months of 2017, a decrease of 1% compared to the first six months of 2016, or an increase of 3% in local currency terms.

Azilect® sales in the first six months of 2017 were $94 million, a decrease of 57% compared to the first six months of 2016.

Nuvigil® sales in the first six months of 2017 were $31 million, a decrease of 80% compared to the first six months of 2016.

Respiratory Products

In the first six months of 2017, revenues from our specialty respiratory products were $626 million, a decrease of 8% compared to the first six months of 2016.

ProAir® revenues in the first six months of 2017 were $244 million, a decrease of 21% compared to the first six months of 2016.

QVAR® revenues in the first six months of 2017 were $205 million, a decrease of 18% compared to the first six months of 2016.

Oncology Products

Sales of our oncology products were $550 million in the first six months of 2017, a decrease of 9% compared to the first six months of 2016.

Combined sales of Treanda® and Bendeka® were $320 million in the first six months of 2017, compared to $362 million in the first six months of 2016.

Women’s Health Products

Revenues from our global women’s health products were $239 million in the first six months of 2017, an increase of 5% compared to the first six months of 2016.

Specialty Medicines Gross Profit

In the first six months of 2017, gross profit from our specialty medicines segment was $3.6 billion, a decrease of 6% compared to the first six months of 2016.

Gross profit margin for our specialty medicines segment in the first six months of 2017 was 88.2%, compared to 87.0% in the first six months of 2016.

Specialty Medicines R&D Expenses

R&D expenses relating to our specialty medicines segment in the first six months of 2017 were $505 million, an increase of 7% compared to the first six months of 2016. As a percentage of segment revenues, R&D spending was 12.4% in the first six months of 2017, compared to 10.7% in the first six months of 2016.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the first six months of 2017 were $900 million, a decrease of 4% compared to the first six months of 2016.

As a percentage of segment revenues, S&M expenses were 22.0% in the first six months of 2017, compared to 21.1% in the first six months of 2016.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of gross profit, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Profit of our specialty medicines segment was $2.2 billion in the first six months of 2017, a decrease of 10% compared to the first six months of 2016.

Specialty medicines profit as a percentage of segment revenues was 53.9% in the first six months of 2017, compared to 55.2% in the first six months of 2016.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). Profit of our multiple sclerosis franchise in the first six months of 2017 was $1.6 billion, a decrease of 10% compared to the first six months of 2016. Profit of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 78.6% in the first six months of 2017 compared to 80.7% in the first six months of 2016.

Other Activities

In the first six months of 2017, revenues from our other activities were $1.1 billion, an increase of 167% compared to $410 million in the first six months of 2016.

Teva Consolidated Results

Revenues

Revenues in the first six months of 2017 were $11.3 billion, an increase of 15% compared to the first six months of 2016. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in any discussion of currency effects. Exchange rate movements during the first six months of 2017 in comparison with the first six months of 2016 negatively impacted revenues by $472 million. In local currency terms, revenues increased 20%. See “Generic Medicines Revenues,” “Specialty Medicines Revenues” and “Other Activities” above.

Gross Profit

In the first six months of 2017, gross profit was $5.6 billion, compared to $5.7 billion in the first six months of 2016. See “Generic Medicines — Gross Profit” and “Specialty Medicines — Gross Profit” above and the reconciliation of our segment profit to our consolidated operating income under “—Operating (Loss ) Income” below.

Gross profit as a percentage of revenues was 49.8% in the first six months of 2017, compared to 57.6% in the first six months of 2016.

Research and Development (R&D) Expenses

Net R&D expenses for the first six months of 2017 amounted to $943 million, an increase of 23% compared to the first six months of 2016. See “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above.

As a percentage of revenues, R&D spending was 8.3% in the first six months of 2017, compared to 7.8% in the first six months of 2016.

Selling and Marketing (S&M) Expenses

S&M expenses in the first six months of 2017 were $1.9 billion, an increase of 8% compared to the first six months of 2016. See “Generic Medicines — S&M Expenses” and “Specialty Medicines — S&M Expenses” above.

As a percentage of revenues, S&M expenses were 17.1% in the first six months of 2017, compared to 18.2% in the first six months of 2016.

General and Administrative (G&A) Expenses

G&A expenses in the first six months of 2017 were $508 million, compared to $615 million in the first six months of 2016. As a percentage of revenues, G&A expenses decreased to 4.5% in the first six months of 2017, from 6.2% in the first six months of 2016.

Impairments, Restructuring and Others

In the first six months of 2017, we recorded $659 million in impairments, restructuring and others, compared to $831 million in the first six months of 2016. The expenses recorded in the first six months of 2017 were comprised of:

•	Restructuring expenses of $228 million;
•	Contingent consideration of $161 million;
•	Impairment of long-lived assets of $156 million;
•	Acquisition and integration costs of $56 million; and
•	Capital loss from currency translation of $52 million.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the first six months of 2017 amounted to $344 million, compared to $141 million in the first six months of 2016.

Goodwill Impairment Charge

We recognized a goodwill impairment charge of $6.1 billion in the second quarter of 2017 in connection with our U.S. generics reporting unit. See note 7 to our consolidated financial statements.

Operating (Loss) Income

Operating loss was $4.8 billion in the first six months of 2017, compared to operating income of $1.5 billion in the first six months of 2016.

The following table presents a reconciliation of our segment profit to our consolidated operating income for the six months ended June 30, 2017 and 2016:

	Six months ended
	June 30,
	2017	2016
	U.S. $ in millions
Generic medicines profit	$1,470	$1,253
Specialty medicines profit	2,200	2,440

Total segment profit	3,670	3,693
Profit of other activities	44	9

	3,714	3,702
Amounts not allocated to segments:
Amortization	731	382
General and administrative expenses	508	615
Goodwill impairment charge	6,100	—
Impairments, restructuring and others	659	831
Inventory step-up	67	91
Purchase of research and development in process	26	10
Costs related to regulatory actions taken in facilities	49	77
Legal settlements and loss contingencies	344	141
Other unallocated amounts	75	29

Consolidated operating income (loss)	(4,845)	1,526

Financial expenses - net	445	403

Consolidated income (loss) before income taxes	$(5,290)	$1,123

Financial Expenses-Net

In the first six months of 2017, financial expenses were $445 million, compared to $403 million in the first six months of 2016.

Financial expenses in the first six months of 2017 were mainly comprised of interest expenses of $436 million related to our $20.4 billion bond issuances and $5 billion term loans borrowed in connection with the Actavis Generics acquisition and $50 million loss from net foreign exchange and financial derivatives recorded. Financial expenses in the first six months of 2016 were mainly comprised of $246 million impairment of our net monetary assets in Venezuela, a $99 million impairment of our investment in Mesoblast and interest expenses of $134 million, partially offset by $48 million income from net foreign exchange and financial derivatives.

Tax Rate

In the first six months of 2017, income taxes amounted to $32 million on pre-tax loss of $5.3 billion. In the first six months of 2016, income taxes amounted to $257 million, or 23%, on pre-tax income of $1.1 billion.

Our tax rate for the first six months of 2017 was mainly affected by the goodwill impairment charge, which is not deducted for tax purposes.

Net Income (Loss)

Net loss attributable to Teva in the first six months of 2017 was $5.3 billion, compared to net income of $890 million in the first six months of 2016.

Diluted Shares Outstanding and Earnings (Loss) per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for the first six months of 2017 and 2016 were 1,016 million and 922 million shares, respectively.

In computing loss per share for the six months ended June 30, 2017, no account was taken of the potential dilution of the assumed exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

Additionally, for the six months ended June 30, 2017, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $130 million, since they had an anti-dilutive effect on earnings per share.

Loss per share was $5.37 in the first six months of 2017, compared to earnings per share of $0.82 in the first six months of 2016.

Impact of Currency Fluctuations on Results of Operations

In the first six months of 2017, approximately 44% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, new Israeli shekel, British pound, Canadian dollar, and Russian ruble) affect our results. During the first six months of 2017, the following currencies decreased in value against the U.S. dollar: the British pound by 12%, the Argentinean peso by 9%, the Mexican peso by 7%, the euro by 3%, and the Hungarian forint by 2%. During the same period, the Russian ruble increased by 21% and new Israeli shekel by 5% (all compared on a six-monthly average basis).

As a result, exchange rate movements during the first six months of 2017 in comparison with the first six months of 2016 negatively impacted overall revenues by $472 million and reduced our operating income by $140 million.

In addition, we adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016 and twice in the first six months of 2017, which resulted in a decrease of $400 million in revenues and $118 million in operating income in the first six months of 2017, compared to the first six months of 2016. In light of the economic conditions in Venezuela, we have excluded these changes in revenues and operating profit in any discussion of currency effects.

Liquidity and Capital Resources

Total balance sheet assets amounted to $86.4 billion as of June 30, 2017, compared to $91.3 billion as of March 31, 2017. The decrease was mainly due to the goodwill impairment charge.

Inventory balances as of June 30, 2017 amounted to $5.1 billion, compared to $5.0 billion as of March 31, 2017.

Trade receivables as of June 30, 2017, net of sales reserves and allowances (“SR&A”), amounted to negative $0.2 billion, flat compared to March 31, 2017.

Trade payables amounted to $2.3 billion as of June 30, 2017, compared to $2.4 billion as of March 31, 2017.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and have taken action to limit our exposure in these regions.

Our working capital balance, which includes trade receivable net of SR&A, inventories, prepaid expenses and other current assets, trade payable, employee-related obligation, accrued expenses and other current liabilities, was negative $0.2 billion as of June 30, 2017, compared to negative $0.1 billion as of March 31, 2017.

Investment in property, plant and equipment in the second quarter of 2017 was approximately $0.2 billion, flat compared to the second quarter of 2016. Depreciation amounted to $0.2 billion in the second quarter of 2017, compared to $0.1 billion in the second quarter of 2016.

Cash and cash equivalents and short-term and long-term investments as of June 30, 2017 were $0.9 billion, compared to $1.2 billion as of March 31, 2017. The decrease was mainly due to the purchase of certain assets and debt repayments of certain short-term debt, partially offset by cash flow generated during the quarter and proceeds from sales of certain investments in securities.

Our cash on hand that is not used for ongoing operations is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities and available credit facilities, primarily our $4.5 billion syndicated revolving line of credit, of which we utilized $40 million as of June 30, 2017, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs.

2017 Debt Balance and Movements

As of June 30, 2017, our debt was $35.1 billion, compared to $34.6 billion as of March 31, 2017. The increase was mainly due to foreign exchange fluctuations of $0.6 billion, partially offset by a repayment in the amount of $0.3 billion of our revolving credit facility and other short term loans.

In January 2017 we repaid our GBP 510 million short-term loan.

In March 2017 we repaid at maturity a JPY 8.0 billion term loan.

In March 2017 we entered into a JPY 86.8 billion term loan agreement, consisting of two tranches, JPY 58.5 billion with five years maturity and JPY 28.3 billion with one year maturity with an optional six month extension. As of June 30, 2017 we have fully drawn both tranches.

In April 2017 we repaid at maturity a JPY 65.5 billion term loan.

During the second quarter of 2017 we repaid a net amount of $0.3 billion on our revolving credit facility and bank facilities.

Our debt as of June 30, 2017 was effectively denominated in the following currencies: 67% in U.S. dollars, 25% in euros, 4% in Japanese yen and 4% in Swiss francs.

The portion of total debt classified as short-term as of June 30, 2017 was 4%, compared to 6% as of March 31, 2017, mainly due to a decrease in our short term borrowing as mentioned above.

Our financial leverage was 54% as of June 30, 2017, an increase from 49% as of March 31, 2017.

Our average debt maturity was approximately 6.4 years as of June 30, 2017, compared to 6.6 years at March 31, 2017.

Shareholders’ Equity

Total shareholders’ equity was $29.6 billion as of June 30, 2017, compared to $35.7 billion as of March 31, 2017. The decrease was mainly due to $6.0 billion of net loss during the quarter, $0.4 billion in dividend payments and $0.1 billion of unrealized loss from available-for-sale securities and derivatives financial instruments, partially offset by $0.4 billion positive impact of currency fluctuations.

Exchange rate fluctuations affected our balance sheet, as approximately 34% of our net assets in the second quarter of 2017 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to March 31, 2017, changes in currency rates had a positive impact of $0.4 billion on our equity as of June 30, 2017, mainly due to the change in value against the U.S. dollar of: the euro by (7%), the Mexican peso by (4%), the Polish zloty by (6%), the British pound by (4%) and the Bulgarian lev by (7%). All comparisons are on a quarter-end to quarter-end basis.

Cash Flow

Cash flow generated from operating activities during the second quarter of 2017 was $741 million, compared to $963 million in the second quarter of 2016. The decrease was mainly due to a payment of $113 million related to the ciprofloxacin settlement. In the second quarter of 2016 we had an $88 million positive impact of inventory balances, which did not recur in the second quarter of 2017.

Cash flow generated from operating activities in the second quarter of 2017, net of cash used for capital investments, was $567 million, compared to $796 million in the second quarter of 2016. The decrease resulted mainly from lower cash flow generated from operating activities.

Dividends

We announced a dividend for the second quarter of 2017 of $0.085 per ordinary share. The dividend payment is expected to take place on September 14, 2017 to holders of record as of August 29, 2017.

We further announced a quarterly dividend of $17.50 per mandatory convertible preferred share. The dividend payment is expected to take place on September 15, 2017 to holders of record as of September 1, 2017.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

In September 2016, we entered into an agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron $250 million upfront and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. In the second quarter of 2017, we paid an additional milestone payment of $25 million to Regeneron.

In October 2016, we entered into an exclusive partnership with Celltrion to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. We paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. We will share the profit from the commercialization of these products with Celltrion.

Dividends on our mandatory convertible preferred shares (aggregate liquidation preference of approximately $3.7 billion) are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year through and including December 15, 2018.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed R&D, at a wide range of rates as a percentage of sales of certain products, as defined in such agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (i) infringement or violation of intellectual property or other rights of such third party; or (ii) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements contain restrictive covenants, mainly the requirement to maintain certain financial ratios, which become more restrictive over time. While we are currently in compliance with all applicable financial ratios, changes to our cash flow forecast for the remainder of the year, including lower cash flow from operations or lower proceeds from potential divestitures may result in breach of covenants which will require us to renegotiate and amend the respective financial covenants.

Supplemental Non-GAAP Income Data

We utilize certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures:

•	our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management;

•	our annual budgets are prepared on a non-GAAP basis; and

•	senior management’s annual compensation is derived, in part, using these non-GAAP measures. While qualitative factors and judgment also affect annual bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus is based on the non-GAAP presentation set forth below.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

In arriving at our non-GAAP presentation, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude equity compensation expenses to facilitate a better understanding of our financial results, since we believe that this exclusion is important for understanding the trends in our financial results and that these expenses do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements and/or loss contingencies, due to the difficulty in predicting their timing and size;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•	restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants, or to certain other strategic activities such as the realignment of R&D focus or other similar activities;

•	acquisition or divestment related items, including changes in contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development deals;

•	expenses related to our equity compensation;

•	significant one-time financing costs and devaluation losses;

•	material tax and other awards or settlements, both amounts paid and received;

•	other exceptional items that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants such as inventory write-offs or related consulting costs or other unusual events; and

•	tax effects of the foregoing items.

The following tables present supplemental non-GAAP data, in U.S. dollar terms, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions
Amortization of purchased intangible assets	411	193	731	382
Restructuring expenses	98	20	228	39
Inventory step-up	3	85	67	91
Equity compensation expenses	35	28	71	52
Costs related to regulatory actions taken in facilities	15	39	49	77
Acquisition, integration and related expenses	33	62	56	99
In Process Research and Development	26	—	26	10
Contingent consideration	140	—	161	51
Legal settlements and loss contingencies	324	166	344	141
Goodwill impairment charge	6,100	—	6,100	—
Impairment of long-lived assets	145	572	156	585
Other non-GAAP items	9	57	76	59
Financial expense (income)	3	99	(25)	345
Minority interest	(20)	(43)	(33)	(43)
Corresponding tax benefit	(252)	(304)	(438)	(378)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against:

(a)	the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the tables below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results. Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, related non-GAAP adjustments and the corresponding non-GAAP amounts for the applicable periods:

		Three Months Ended June 30, 2017					Three Months Ended June 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues
	Gross profit (1)	2,821	406		3,227	57%	2,877	273		3,150	63%
	Operating income (loss) (1)(2)	(5,740)	7,337		1,597	28%	361	1,222		1,583	31%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(6,035)	7,070		1,035	18%	188	974	66	1,228	24%
	Earnings (loss) per share attributable to ordinary shareholders - diluted (5)	(5.94)	6.96		1.02		0.20	1.05		1.25

(1)	Amortization of purchased intangible assets		367					146
	Inventory step up		3					85
	Costs related to regulatory actions taken in facilities		15					39
	Equity compensation expenses		7					3
	Other COGS related adjustments		14					—

	Gross profit adjustments		406					273
(2)	Restructuring expenses		98					20
	Amortization of purchased intangible assets		44					47
	Equity compensation expenses		28					25
	Acquisition, Integration and related expenses		33					62
	In process research and development		26					—
	Contingent consideration		140					—
	Legal settlements and loss contingencies		324					166
	Goodwill impairment charge		6,100					—
	Impairment of long-lived assets		145					572
	Other operating related adjustments		(7)					57

			6,931					949

	Operating income adjustments		7,337					1,222

(3)	Financial expense (income)		3					99
	Tax effect		(252)					(304)
	Impairment of equity investment - net		2					—
	Minority interest		(20)					(43)

	Net income adjustments		7,070					974

(4)	For the three months ended June 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $65 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $66 million for the three months ended June 30, 2016, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.
(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended June 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the three months ended June 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

		Six Months Ended June 30, 2017					Six Months Ended June 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues
	Gross profit (1)	5,640	783		6,423	57%	5,668	498		6,166	63%
	Operating income (loss) (1)(2)	(4,845)	8,063		3,218	28%	1,526	1,583		3,109	32%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(5,455)	7,569		2,114	19%	758	1,510	132	2,400	24%
	Earnings (loss) per share attributable to ordinary shareholders - diluted (5)	(5.37)	7.45		2.08		0.82	1.63		2.45

(1)	Amortization of purchased intangible assets		634					324
	Inventory step up		67					91
	Costs related to regulatory actions taken in facilities		49					77
	Equity compensation expenses		12					6
	Other COGS related adjustments		21					—

	Gross profit adjustments		783					498
(2)	Legal settlements and loss contingencies		344					141
	Contingent consideration		161					51
	Acquisition and related expenses		56					99
	In process research and developent		26					10
	Equity compensation expenses		59					46
	Restructuring expenses		228					39
	Goodwill impairment charge		6,100					—
	Impairment of long-lived assets		156					585
	Amortization of purchased intangible assets		97					58
	Other operating related expenses (income)		53					56

			7,280					1,085

	Operating income adjustments		8,063					1,583

(3)	Financial expense		(25)					345
	Tax effect		(438)					(378)
	Impairment of equity investment—net		2					3
	Minority interest		(33)					(43)

	Net income adjustments		7,569					1,510

(4)	For the six months ended June 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $130 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $132 million for the six months ended June 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.
(5)	The non-GAAP weighted average number of shares was 1,017 and 981 million for the six months ended June 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the six months ended June 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP income taxes for the second quarter of 2017 amounted to $230 million, or 17%, on pre-tax non-GAAP income of $1.4 billion. Non-GAAP income taxes in the comparable quarter of 2016 were $333 million, or 21%, on pre-tax non-GAAP income of $1.6 billion.

Our tax rate for the second quarter of 2017 was lower than the tax rate in the comparable period of 2016, mainly due to the synergies associated with the Actavis acquisition.

Non-GAAP income taxes for the first six months of 2017 amounted to $470 million, or 17%, on pre-tax non-GAAP income of $2.7 billion. Non-GAAP income taxes in the comparable period of 2016 were $635 million, or 21% on pre-tax income of $3.1 billion.

Our tax rate for the first six months of 2017 was lower than the tax rate in the comparable period of 2016 mainly due to the synergies associated with the Actavis acquisition.

We expect our annual non-GAAP tax rate for 2017 to be 17%, similar to our annual non-GAAP tax rate for 2016.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2016. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2016 for a summary of our significant accounting policies.

We recorded an impairment charge of $6.1 billion on the goodwill allocated to our U.S. Generics reporting unit during the second quarter of 2017. For further impairment considerations and sensitivities, see note 7 to our consolidated financial statements and “Generic Medicines Segment – United States Generic Medicines Revenues.”

Recently Adopted and Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no material changes to the Quantitative and Qualitative Disclosures About Market Risk previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 16 to our consolidated financial statements included in this report.

Foreign Private Issuer Status

We are currently a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As required by Securities and Exchange Commission (the “SEC”) rules, we determine our foreign private issuer status annually as of the last business day of our second fiscal quarter. As of June 30, 2017, the last business day of our second quarter, more than 50% of our securities were held by U.S. residents and more than 50% of our assets were located in the United States. Therefore, we no longer qualify as a foreign private issuer as of June 30, 2017.

Effective January 1, 2018, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer, and we will be required to comply with the disclosure and procedural requirements under Section 14 of the Securities Exchange Act of 1934, as amended, applicable to soliciting proxies.

This loss of foreign private issuer status is principally due to the acquisition of Actavis Generics, which closed in August 2016, and the location of a majority of Actavis Generics’ assets in the United States. Our headquarters, jurisdiction of organization, board of directors and executive team will continue to be primarily based in Israel and our business will continue to be administered principally in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: August 3, 2017	By:	/S/ MICHAEL MCCLELLAN
	Name:	Michael McClellan
	Title:	Senior Vice President, Interim Chief Financial Officer